UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2018
001-35878
(Commission File Number)

Intelsat S.A.
(Translation of registrant’s name into English)

4 rue Albert Borschette
Luxembourg
Grand Duchy of Luxembourg
L-1246
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INTELSAT S.A.
Quarterly Report for the three and six months ended June 30, 2018

INTRODUCTION
In this Quarterly Report, unless otherwise indicated or the context otherwise requires, (1) the terms “we,” “us,” “our,” “the Company” and “Intelsat S.A.” refer to Intelsat S.A. and its subsidiaries on a consolidated basis, (2) the term “Intelsat Holdings” refers to Intelsat Holdings S.A., Intelsat S.A.’s indirect wholly-owned subsidiary, (3) the term “Intelsat Investments” refers to Intelsat Investments S.A. (formerly Intelsat S.A.), Intelsat S.A.’s indirect wholly-owned subsidiary, (4) the term “Intelsat Luxembourg” refers to Intelsat (Luxembourg) S.A., Intelsat Investments’ direct wholly-owned subsidiary, (5) the term "Intelsat Envision" refers to Intelsat Envision Holdings LLC, Intelsat Luxembourg's direct wholly-owned subsidiary, (6) the terms “Intelsat Connect” and “ICF” refer to Intelsat Connect Finance S.A., Intelsat Envision's direct wholly-owned subsidiary, (7) the term “Intelsat Jackson” refers to Intelsat Jackson Holdings S.A., Intelsat Connect’s direct wholly-owned subsidiary, (8) the term “Intelsat US LLC” refers to Intelsat US LLC (formerly known as Intelsat Corporation), Intelsat Jackson’s direct wholly-owned subsidiary and (9) the term “Intelsat General” refers to Intelsat General Communications LLC (formerly known as Intelsat General Corporation), our government business subsidiary.
In this Quarterly Report, unless the context otherwise requires, all references to transponder capacity or demand refer to transponder capacity or demand in the C-band and Ku-band frequencies only.
FINANCIAL AND OTHER INFORMATION
Unless otherwise indicated, all references to “dollars” and “$” in this Quarterly Report are to, and all monetary amounts in this Quarterly Report are presented in, U.S. dollars. Unless otherwise indicated, the financial information contained in this Quarterly Report has been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).
Certain monetary amounts, percentages and other figures included in this Quarterly Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.
In this Quarterly Report, we refer to and rely on publicly available information regarding our industry and our competitors. Although we believe the information is reliable, we cannot guarantee the accuracy and completeness of the information and have not independently verified it.
FORWARD-LOOKING STATEMENTS
Some of the statements in this Quarterly Report constitute forward-looking statements that do not directly or exclusively relate to historical facts.
When used in this Quarterly Report, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Examples of these forward-looking statements include, but are not limited to, statements regarding the following: our intention to maximize the value of our spectrum rights, including the pursuit of partnerships to optimize new satellite business cases and the exploration of joint use of certain spectrum with the wireless sector in certain geographies; our expectations as to the potential timing of a final U.S. Federal Communications Commission (“FCC”) ruling with respect to our C-band joint-use proposal; the trends that we believe will impact our revenue and operating expenses in the future; and our expected capital expenditures in 2018 and during the next several years.
The forward-looking statements made in this Quarterly Report reflect our intentions, plans, expectations, assumptions, anticipations, projections, estimations, predictions, outlook and beliefs about future events. These forward-looking statements speak only as of the date of this Quarterly Report and are not guarantees of future performance or results and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause actual results or developments to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. Known risks include, among others, the risks discussed in Item 3D—Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2017, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate, and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements:

•	risks associated with operating our in-orbit satellites;

•	satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced satellite performance;

•
potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches;

•
our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations;

•	possible future losses on satellites that are not adequately covered by insurance;

•	U.S. and other government regulation;

•	changes in our contracted backlog or expected contracted backlog for future services;

•	pricing pressure and overcapacity in the markets in which we compete;

•	our ability to access capital markets for debt or equity;

•	the competitive environment in which we operate;

•	customer defaults on their obligations to us;

•	our international operations and other uncertainties associated with doing business internationally;

•	litigation; and

•	other risks discussed in our Annual Report or this Quarterly Report.
Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievements. Because actual results could differ materially from our intentions, plans, expectations, assumptions, anticipations, projections, estimations, predictions, outlook and beliefs about the future, you are urged not to rely on forward-looking statements in this Quarterly Report and to view all forward-looking statements made in this Quarterly Report with caution. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I. FINANCIAL INFORMATION

Item 1.    Financial Statements
INTELSAT S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)

	As of December 31, 2017	As of June 30, 2018
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$525,215	$444,030
Restricted cash	16,176	18,922
Receivables, net of allowances of $29,669 in 2017 and $31,807 in 2018	221,223	248,797
Contract assets	—	42,729
Prepaid expenses and other current assets	56,862	28,086
Total current assets	819,476	782,564
Satellites and other property and equipment, net	5,923,619	5,719,442
Goodwill	2,620,627	2,620,627
Non-amortizable intangible assets	2,452,900	2,452,900
Amortizable intangible assets, net	349,584	330,343
Contract assets, net of current portion	—	89,548
Other assets	443,830	411,042
Total assets	$12,610,036	$12,406,466
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$116,396	$102,558
Taxes payable	12,007	25,093
Employee related liabilities	29,328	25,510
Accrued interest payable	263,207	263,379
Current portion of long-term debt	96,572	—
Contract liabilities	—	152,084
Deferred satellite performance incentives	25,780	30,020
Deferred revenue	149,749	—
Other current liabilities	47,287	50,662
Total current liabilities	740,326	649,306
Long-term debt, net of current portion	14,112,086	13,786,628
Contract liabilities, net of current portion	—	1,138,618
Deferred satellite performance incentives, net of current portion	215,352	225,618
Deferred revenue, net of current portion	794,707	—
Deferred income taxes	48,434	276
Accrued retirement benefits	191,079	182,070
Other long-term liabilities	296,616	65,203
Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,196	1,367
Paid-in capital	2,173,367	2,546,862
Accumulated deficit	(5,894,659)	(6,120,450)
Accumulated other comprehensive loss	(87,774)	(86,253)
Total Intelsat S.A. shareholders’ deficit	(3,807,870)	(3,658,474)
Noncontrolling interest	19,306	17,221
Total liabilities and shareholders’ deficit	$12,610,036	$12,406,466
See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Three Months Ended June 30, 2017	Three Months Ended June 30, 2018	Six Months Ended June 30, 2017	Six Months Ended June 30, 2018
Revenue	$533,229	$537,714	$1,071,713	$1,081,496
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	79,933	76,479	164,896	159,049
Selling, general and administrative	47,541	49,865	105,203	110,147
Depreciation and amortization	177,510	173,615	356,642	340,073
Total operating expenses	304,984	299,959	626,741	609,269
Income from operations	228,245	237,755	444,972	472,227
Interest expense, net	248,100	303,150	494,346	585,604
Gain (loss) on early extinguishment of debt	(48)	22,085	456	22,149
Other income (expense), net	1,542	(2,836)	3,754	1,595
Loss before income taxes	(18,361)	(46,146)	(45,164)	(89,633)
Provision for (benefit from) income taxes	4,439	(306)	11,278	22,056
Net loss	(22,800)	(45,840)	(56,442)	(111,689)
Net income attributable to noncontrolling interest	(995)	(988)	(1,923)	(1,940)
Net loss attributable to Intelsat S.A.	$(23,795)	$(46,828)	$(58,365)	$(113,629)
Net loss per common share attributable to Intelsat S.A.:
Basic	$(0.20)	$(0.38)	$(0.49)	$(0.93)
Diluted	$(0.20)	$(0.38)	$(0.49)	$(0.93)
See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Three Months Ended June 30, 2017	Three Months Ended June 30, 2018	Six Months Ended June 30, 2017	Six Months Ended June 30, 2018
Net loss	$(22,800)	$(45,840)	$(56,442)	$(111,689)
Other comprehensive income (loss), net of tax:
Defined benefit retirement plans:
Reclassification adjustment for amortization of unrecognized prior service credits, net of tax included in other income (expense), net	(2)	(2)	(4)	(4)
Reclassification adjustment for amortization of unrecognized actuarial loss, net of tax included in other income (expense), net	519	938	1,085	1,876
Marketable securities:
Unrealized gains on investments, net of tax	113	—	282	—
Reclassification adjustment for realized gain on investments, net of tax	(16)	—	(29)	—
Reclassification adjustment for pension assets’ gains, net of tax included in other income (expense), net	—	—	—	(351)
Derivatives:
Unrealized gain on fair value of derivatives, net of tax	50	—	894	—
Other comprehensive income	664	936	2,228	1,521
Comprehensive loss	(22,136)	(44,904)	(54,214)	(110,168)
Comprehensive income attributable to noncontrolling interest	(995)	(988)	(1,923)	(1,940)
Comprehensive loss attributable to Intelsat S.A.	$(23,131)	$(45,892)	$(56,137)	$(112,108)
See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Six Months Ended June 30, 2017	Six Months Ended June 30, 2018
Cash flows from operating activities:
Net loss	$(56,442)	$(111,689)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	356,642	340,073
(Benefit) provision for doubtful accounts	(7,462)	2,505
Foreign currency transaction (gain) loss	(301)	5,803
Loss on disposal of assets	24	17
Share-based compensation	9,354	2,877
Deferred income taxes	(2,555)	(31,774)
Amortization of discount, premium, issuance costs and related costs	23,899	25,135
Gain on early extinguishment of debt	(456)	(22,149)
Amortization of actuarial loss and prior service credits for retirement benefits	1,715	2,448
Unrealized gains on derivatives and investments	—	(29,372)
Other non-cash items	31	(783)
Changes in operating assets and liabilities:
Receivables	13,603	(43,114)
Prepaid expenses, contract and other assets	(5,551)	1,915
Accounts payable and accrued liabilities	(36,261)	22,280
Accrued interest payable	2,580	172
Deferred revenue and contract liabilities	(61,562)	(17,700)
Accrued retirement benefits	(7,601)	(9,009)
Other long-term liabilities	(498)	465
Net cash provided by operating activities	229,159	138,100
Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(305,265)	(120,419)
Purchase of cost method investments	(16,000)	(8,500)
Capital contributions to unconsolidated affiliates	(16,195)	(23,239)
Proceeds from insurance settlements	1,547	5,709
Other proceeds from satellites	—	3,750
Net cash used in investing activities	(335,913)	(142,699)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	402,500
Payments on debt exchange	(14)	—
Repayments of long-term debt	—	(669,910)
Debt issuance costs	—	(12,683)
Proceeds from stock issuance, net of stock issuance costs	—	224,250
Other payments for satellites	(18,333)	—
Principal payments on deferred satellite performance incentives	(10,657)	(13,668)
Dividends paid to noncontrolling interest	(4,720)	(4,025)
Other financing activities	503	2,869
Net cash used in financing activities	(33,221)	(70,667)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	849	(3,173)
Net change in cash, cash equivalents and restricted cash	(139,126)	(78,439)
Cash, cash equivalents, and restricted cash beginning of period	666,024	541,391
Cash, cash equivalents, and restricted cash end of period	$526,898	$462,952
Supplemental cash flow information:
Interest paid, net of amounts capitalized	$468,590	$533,141
Income taxes paid, net of refunds	18,985	40,017
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	$24,256	$10,250
Capitalization of deferred satellite performance incentives	27,325	28,161
See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
June 30, 2018
Note 1 General
Basis of Presentation
The accompanying condensed consolidated financial statements of Intelsat S.A. and its subsidiaries (“Intelsat S.A.,” “we,” “us,” “our” or the “Company”) have not been audited, but are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. References to U.S. GAAP issued by the Financial Accounting Standards Board (“FASB”) in these footnotes are to the FASB Accounting Standards Codification (“ASC”). The unaudited condensed consolidated financial statements include all adjustments (consisting only of normal and recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of these financial statements. The results of operations for the periods presented are not necessarily indicative of operating results for the full year or for any future period. The condensed consolidated balance sheet as of December 31, 2017 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2017 on file with the U.S. Securities and Exchange Commission.
Use of Estimates
The preparation of these condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of these condensed consolidated financial statements, the reported amounts of revenues and expenses during the reporting periods, and the disclosures of contingent liabilities. Accordingly, ultimate results could differ from those estimates.
Recently Adopted Accounting Pronouncements
In May 2014, the FASB issued Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in FASB ASC Topic 605 – Revenue Recognition. The guidance in ASU 2014-09 clarifies the principles for recognizing revenue by creating a common revenue standard for U.S. GAAP (“ASC 606”). The FASB issued several amendments to the standard, including clarification of accounting for licenses of intellectual property and identifying performance obligations.
We adopted the standard effective January 1, 2018 using the modified retrospective method. We recognized the cumulative effect of initially applying the new standard as an adjustment to the opening balance of accumulated deficit. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. Based on our assessment, the adoption of the new standard impacts the total consideration for prepayment contracts, accounting of incremental costs for obtaining a contract, allocation of the transaction price to performance obligations and accounting for contract modifications, and requires additional disclosures.

The cumulative effects of the changes made to our consolidated January 1, 2018 balance sheet for the adoption of ASU 2014-09 were as follows (in thousands):

	As of December 31, 2017	Adjustment	As of January 1, 2018
Condensed Consolidated Balance Sheets
Assets
Receivables	$221,223	$(11,025)	$210,198
Prepaid expenses and other current assets	56,862	(28,545)	28,317
Contract assets	—	40,618	40,618
Contract assets, net of current portion	—	97,148	97,148
Other assets	443,830	(74,643)	369,187
Liabilities
Accounts payable and accrued liabilities	$116,396	$(4,071)	$112,325
Deferred revenue	149,749	(149,749)	0
Contract liabilities	—	143,705	143,705
Deferred revenue, net of current portion	794,707	(794,707)	0
Contract liabilities, net of current portion	—	1,164,138	1,164,138
Deferred income taxes	48,434	(43,846)	4,588
Other long-term liabilities	296,616	(10,176)	286,440
Shareholders’ deficit
Accumulated deficit	$(5,894,659)	$(281,741)	$(6,176,400)

The cumulative effect adjustment was comprised of $347.0 million, ($8.5) million, ($7.0) million, and ($49.7) million for the significant financing component, timing of revenue recognition on our multi-product contracts that include both the provision of services and the delivery of equipment that are distinct, cost to obtain a contract adjustment and the related cumulative tax impact, respectively.

In accordance with the new revenue standard requirements, the disclosure of the impact of adoption of ASC 606 on our condensed consolidated statements of operations, balance sheets, and statements of cash flows was as set forth in the tables below (in thousands). The impact to our condensed consolidated statement of other comprehensive income was an increase in net loss of $4.7 million and $5.9 million for the three and six months ended June 30, 2018, respectively.

	For the Three Months Ended June 30, 2018
	As Reported	Balances without the adoption of ASC 606	Effect of adoption increase (decrease)
Condensed Consolidated Statements of Operations
Revenue	$537,714	$512,540	$25,174
Direct costs of revenue (excluding depreciation and amortization)	76,479	77,365	(886)
Selling, general and administrative	49,865	49,690	175
Interest expense, net	303,150	274,296	28,854
Other income (expense), net	(2,836)	(2,048)	(788)
Provision for income taxes	(306)	(1,260)	954
Net loss	(45,840)	(41,129)	(4,711)
Net loss attributable to Intelsat S.A.	(46,828)	(42,117)	(4,711)
Net loss per common share attributable to Intelsat S.A.:
Basic	$(0.38)	$(0.34)	$(0.04)
Diluted	$(0.38)	$(0.34)	$(0.04)

	For the Six Months Ended June 30, 2018
	As Reported	Balances without the adoption of ASC 606	Effect of adoption increase (decrease)
Condensed Consolidated Statements of Operations
Revenue	$1,081,496	$1,031,310	$50,186
Direct costs of revenue (excluding depreciation and amortization)	159,049	161,002	(1,953)
Selling, general and administrative	110,147	110,283	(136)
Interest expense, net	585,604	527,271	58,333
Other income (expense), net	1,595	2,383	(788)
Provision for income taxes	22,056	23,046	(990)
Net loss	(111,689)	(105,833)	(5,856)
Net loss attributable to Intelsat S.A.	(113,629)	(107,773)	(5,856)
Net loss per common share attributable to Intelsat S.A.:
Basic	$(0.93)	$(0.88)	$(0.05)
Diluted	$(0.93)	$(0.88)	$(0.05)

	As of June 30, 2018
	As Reported	Balances without the adoption of ASC 606	Effect of adoption increase (decrease)
Condensed Consolidated Balance Sheets
Assets
Receivables	$248,797	$257,591	$(8,794)
Prepaid expenses and other current assets	28,086	58,715	(30,629)
Contract assets	42,729	—	42,729
Contract assets, net of current portion	89,548	—	89,548
Other assets	411,042	465,351	(54,309)
Liabilities
Accounts payable and accrued liabilities	$102,558	$107,995	$(5,437)
Deferred revenue	—	153,222	(153,222)
Contract liabilities	152,084	—	152,084
Deferred revenue, net of current portion	—	768,963	(768,963)
Contract liabilities, net of current portion	1,138,618	—	1,138,618
Taxes payable	25,093	28,854	(3,761)
Other long-term liabilities	65,203	74,340	(9,137)
Deferred income taxes	276	24,316	(24,040)
Shareholders’ deficit
Accumulated deficit	$(6,120,450)	$(5,832,853)	$(287,597)

	For the Six Months Ended June 30, 2018
	As Reported	Balances without the adoption of ASC 606	Effect of adoption increase (decrease)
Condensed Consolidated Statement of Cash Flows
Cash flows from operating activities
Net loss	$(111,689)	$(105,833)	$(5,856)
Adjustments to reconcile net loss to net cash provided by operating activities:
Deferred income taxes	(31,774)	(51,580)	19,806
Other non-cash items	326,554	326,554	—
Changes in operating assets and liabilities:
Receivables	(43,114)	(40,883)	(2,231)
Prepaid expenses, contract and other assets	1,915	14,676	(12,761)
Accounts payable and accrued liabilities	22,280	26,041	(3,761)
Accrued interest payable	172	172	—
Deferred revenue and contract liabilities	(17,700)	(22,830)	5,130
Accrued retirement benefits	(9,009)	(9,009)	—
Other long-term liabilities	465	792	(327)
Net cash provided by operating activities	$138,100	$138,100	$—
Refer to Note 14—Business and Geographic Segment Information for the required disclosures related to the disaggregation of revenue.
We described below our accounting policy changes related to revenue recognition as a result of adopting ASC 606. Our accounting policies and reported amounts with respect to fiscal year 2017 and prior were not affected by the adoption of ASC 606.
Revenue from Contracts with Customers
We earn revenue primarily by providing services over satellite transponder capacity to our customers. Our customers generally obtain satellite services from us by placing an order pursuant to one of several master customer service agreements and related service orders. The service agreements specify, among other things, the amount of satellite bandwidth or throughput to be provided, whether service will be non-pre-emptible or pre-emptible and the service term. Most services are full time in nature, with service terms ranging from one year to as long as 16 years. Occasional use services used for video applications can be for much shorter periods, as small as including increments of one hour. Our service agreements offer different service types, including transponder services, managed services, and channel, which are all services that are provided on, or used to provide access to, our global network. We refer to these services as on-network services. Our service agreements also cover services that we procure from third parties and resell, which we refer to as off-network services. These services can include transponder services and other satellite-based transmission services sourced from other operators, often in frequencies not available on our network.
To determine the proper revenue recognition method for contracts, we evaluate whether two or more services should be combined and accounted for as a single performance obligation. Our specific revenue recognition policies are as follows:
Satellite Utilization Charges. The Company’s contracts for satellite utilization services often contain multiple service orders for the provision of capacity on or over different beams, satellites, frequencies, geographies or time periods. Under each separate service order, the Company’s satellite services, comprised of transponder services, managed services, channel services, and occasional use managed services, are delivered in a series of time periods that are distinct from each other and have the same pattern of transfer to the customer. In each period, the Company’s obligation is to make those services available to the customer. Throughout each period of services being provided, the customer simultaneously receives and consumes the benefits, resulting in revenue recognition over time. We have certain obligations, including providing spare or substitute capacity if available, in the event of satellite service failure under certain long-term agreements. We generally are not obligated to refund satellite utilization payments previously made.
Satellite Related Consulting and Technical Services. We recognize revenue from the provision of consulting services as those services are performed. We recognize revenue for consulting services with specific performance obligations, such as transfer orbit support services or training programs over the service period.
Tracking, Telemetry and Commanding (“TT&C”). We earn TT&C services revenue from providing operational services to other satellite owners and from certain customers on our satellites. TT&C agreements entered into in connection with our satellite utilization contracts are typically for the period of the related service agreement. We recognize this revenue over the term of the service agreement.
In-Orbit Backup Services. We provide back-up transponder capacity that is held on reserve for certain customers on agreed-upon terms. We recognize revenues for in-orbit protection services over the term of the related agreement.
Revenue Share Arrangements. We recognize revenues under revenue share agreements for satellite-related services either on a gross or net basis in accordance with the principal versus agent considerations topic of the FASB codification.
We occasionally sell products or services individually or in some combination to our customers. When products or services are sold together, we allocate revenue for each performance obligation based on each obligation’s relative selling price. In these arrangements, revenue for products is recognized when the transfer of control passes to the customer while service revenue is recognized over the service term.
Contract Assets
Contract assets include unbilled amounts typically resulting from sales under our long-term contracts when the total contract value is recognized on a straight-line basis and the revenue recognized exceeds the amount billed to the customer.
Contract Liabilities
Contract liabilities consist of advance payments and collections in excess of revenue recognized and deferred revenue. Our contracts at times contain prepayment terms that range from one month to one year in advance of providing the service. As a practical expedient, we do not need to adjust the promised amount of consideration for the effects of a significant financing component if we expect, at contract inception, that the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service to be one year or less. For a small subset of contracts with advance payments that contain prepayment terms greater than one year and up to 15 years, we assess whether a significant financing component exists by considering the difference between the amount of promised consideration and the cash selling price of the promised services. The prepayment amount is generally based on a standard methodology that discounts the total of the standard monthly charges over the service term to determine the prepayment amount, resulting in a difference between the amount of promised consideration and the cash selling price of the promised services. The Company considers the timing difference between payment and the promised transfer of services, combined with the Company’s incremental borrowing rates, to determine whether a significant financing component exists. When a significant financing component exists, the amount of revenue recognized exceeds the amount of cash received from the customer. After receiving cash from the customer but prior to the Company providing services, the Company records additional contract liabilities as well as offsetting interest expense to reflect the upfront financing the Company is effectively receiving from the customer.

Once the Company begins providing services, additional interest expense is recorded each period, using the effective interest method, as well as corresponding additional revenue which is recognized ratably over the service period.
For the six months ended June 30, 2018, we recognized revenue of $136.2 million that was included in the contract liability balance as of January 1, 2018. In addition, the total amount of consideration included in contract assets as of January 1, 2018 that became unconditional for the six months ended June 30, 2018 was $11.1 million.
Our remaining performance obligation is our expected future revenue under existing customer contracts, and includes both cancelable and non-cancelable contracts. Our remaining performance obligation was approximately $8.7 billion as of June 30, 2018, approximately 88% of which related to contracts that were non-cancelable and approximately 11% related to contracts that were cancelable subject to substantial termination fees. We assess the contract term of our cancelable contracts as the full stated term of the contract assuming each contract is not canceled since the termination penalty upon cancellation is substantive. As of June 30, 2018, the weighted average remaining customer contract life was approximately 5.3 years. Approximately 29%, 24%, and 47% of our total remaining performance obligation as of June 30, 2018 is expected to be recognized as revenue during 2018 and 2019, 2020 and 2021, and 2022 and thereafter, respectively. The amount included in the remaining performance obligation represents the full service charge for the duration of the contract and does not include termination fees. The amount of the termination fees, which is not included in the remaining performance obligation amount, is generally calculated as a percentage of the remaining performance obligation associated with the contract. In certain cases of breach for non-payment or customer financial distress or bankruptcy, we may not be able to recover the full value of certain contracts or termination fees. Our remaining performance obligation includes 100% of the remaining performance obligation of our consolidated ownership interests, which is consistent with the accounting for our ownership interest in these entities.
Assets Recognized from the Costs to Obtain a Customer Contract
We recognize an asset for the incremental costs of obtaining a contract with a customer if we expect the benefit of those costs to be longer than one year. We have determined that our sales incentive program meets the requirements to be capitalized due to the incremental nature of the costs and the expectation that the Company will recover such costs. The assets recognized from the costs to obtain a customer contract are amortized over a period that is consistent with the transfer to the customer of the services to which the asset relates. We capitalized $1.5 million and $3.0 million for our sales incentive program and amortized $1.7 million and $2.9 million for the three and six months ended June 30, 2018, respectively.
Contract Modifications
Contracts are often modified to account for changes in contract specifications or requirements. We consider contract modifications to exist when the modification either creates new rights or obligations or changes the existing enforceable rights and obligations of either party. Most of our contract modifications are for goods and services that are distinct from the existing contract, as they consist of additional months of service priced at the Company’s standalone selling prices of the additional services and are therefore treated as separate contracts. For contract modifications that do not result in additional distinct goods or services, the effect of a contract modification on the transaction price and our measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue.
Significant Judgments
We occasionally enter into certain contracts in which the customer makes payments in advance of services to be delivered, which may be years in the future. The reasons for the prepayments in these contracts vary, but generally can be either for the customer’s benefit or for the Company’s benefit (ability to use the cash received from the customer to pay for the construction of a satellite asset). The determination of whether contracts with a prepayment provision contain a significant financing component requires judgement. The Company makes this determination based on various factors, including the differences between the amount of promised consideration and cash selling prices, the length of time between payment and the transfer of services and prevailing interest rates in the market.
Our contracts generally contain multiple performance obligations. When a contract is separated into multiple performance obligations, we allocate the total transaction price to each performance obligation in an amount based on the estimated relative standalone selling price of the promised good or service underlying such performance obligation. Judgment is required to determine the standalone selling price for each distinct performance obligation. In order to estimate standalone selling prices, we use an adjusted market assessment approach which involves an evaluation of the market and an estimate of the price that our customers are willing to pay, or an expected cost plus a margin approach.

When more than one party is involved in providing goods or services to a customer, we generally recognize the transaction on a gross basis due to the level of control that we have prior to the transfer of the good or service. Judgment is required in determining whether we are the principal or the agent in transactions involving third parties.
In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which addresses specific issues relating to diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. Additionally, in November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force), which requires that amounts described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-15 and ASU 2016-18 are effective for interim and annual periods beginning after December 15, 2017 for public business entities, on a retrospective basis.
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within our condensed consolidated balance sheets to the total sum of these same amounts reported in our condensed consolidated statements of cash flows:

	As of June 30, 2017	As of June 30, 2018
Cash and cash equivalents	$508,843	$444,030
Restricted cash	18,055	18,922
Total cash, cash equivalents and restricted cash reported in the statements of cash flows	$526,898	$462,952
Restricted cash represents legally restricted amounts being held as a compensating balance for certain outstanding letters of credit.
We adopted ASU 2016-01, ASU 2016-16, ASU 2017-07, and ASU 2017-09 in the first quarter of 2018. See Note 8—Investments, Note 12— Income Taxes, Note 6—Retirement Plans and Other Retiree Benefits, and Note 4—Share-Based and Other Compensation Plans, respectively.
Recently Issued Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, on a modified retrospective basis with early adoption allowed. In July 2018, the FASB issued ASU 2018-10 Codification Improvements to Topic 842, Leases and ASU 2018-11 Targeted Improvements, which amend and clarify aspects of the guidance issued in ASU 2016-02. The effective date and transition requirements for ASU 2018-10 and ASU 2018-11 will be the same as the effective date and transition requirements in ASU 2016-02. We have formed an implementation team and are in the process of evaluating the impact that the ASUs will have on our consolidated financial statements and associated disclosures.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which changes how companies measure and recognize credit impairment for any financial assets. The standard will require companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of the standard. ASU 2016-13 is effective for interim and annual periods beginning after December 15, 2019 for public business entities that are SEC filers, on a modified retrospective basis. Early adoption is permitted for interim and annual periods beginning after December 15, 2018. We are in the process of evaluating the impact that ASU 2016-13 will have on our consolidated financial statements and associated disclosures.
In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which is intended to simplify the subsequent measurement of goodwill. The amendments in ASU 2017-04 modify the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. An entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities, as if that reporting unit had been acquired in a business combination. ASU 2017-04 will be effective for interim and annual goodwill impairment tests in fiscal years beginning after December 15, 2019 for public business entities, on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. When adopted, we will measure impairment using the difference between the carrying amount and the fair value of the reporting unit, if required.
In February 2018, the FASB issued ASU 2018-02, Income Statement — Reporting Comprehensive Income (Topic 220), which allows for an optional reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the U.S. Tax Cuts and Jobs Act. Consequently, the amendments eliminated the stranded tax effects resulting from the U.S. Tax Cuts and Jobs Act for those entities that elect the optional reclassification. The amendments in this update will also require certain disclosures about stranded tax effects. ASU 2018-02 is effective for all entities for interim and annual periods beginning after December 15, 2018. We are in the process of evaluating the impact that ASU 2018-02 will have on our consolidated financial statements and associated disclosures.
Note 2 Share Capital
Under our Articles of Incorporation, we have an authorized share capital of $10.0 million, represented by 1.0 billion shares of any class with a nominal value of $0.01 per share. At June 30, 2018, there were 136.7 million common shares issued and outstanding.
On June 14, 2018, Intelsat S.A. completed an offering of 15,498,652 common shares, nominal value $0.01 per share, at a public offering price of $14.84 per common share.
Note 3 Net Loss per Share
Basic earnings per share (“EPS”) is computed by dividing net loss attributable to Intelsat S.A.’s common shareholders by the weighted average number of common shares outstanding during the periods.
The following table sets forth the computation of basic and diluted net loss per share attributable to Intelsat S.A.:

	(in thousands, except per share data or where otherwise noted)
	Three Months Ended June 30, 2017	Three Months Ended June 30, 2018	Six Months Ended June 30, 2017	Six Months Ended June 30, 2018
Numerator:
Net loss	$(22,800)	$(45,840)	$(56,442)	$(111,689)
Net income attributable to noncontrolling interest	(995)	(988)	(1,923)	(1,940)
Net loss attributable to Intelsat S.A.	(23,795)	(46,828)	(58,365)	(113,629)
Net loss attributable to common shareholders	(23,795)	(46,828)	(58,365)	(113,629)
Numerator for Basic EPS - loss available to common shareholders	(23,795)	(46,828)	(58,365)	(113,629)
Numerator for Diluted EPS	(23,795)	(46,828)	(58,365)	(113,629)
Denominator:
Basic weighted average shares outstanding (in millions)	118.9	124.3	118.6	122.1
Diluted weighted average shares outstanding (in millions)	118.9	124.3	118.6	122.1
Basic net loss per common share attributable to Intelsat S.A.	$(0.20)	$(0.38)	$(0.49)	$(0.93)
Diluted net loss per common share attributable to Intelsat S.A.	$(0.20)	$(0.38)	$(0.49)	$(0.93)
Due to a net loss for the three and six months ended June 30, 2017 and 2018, there were no dilutive securities, and therefore, basic and diluted EPS were the same. The weighted average number of shares that could potentially dilute basic EPS in the future was 5.7 million and 0.9 million (consisting of restricted share units and options to purchase common shares) for the three months ended June 30, 2017 and 2018, respectively, and 5.6 million and 0.9 million for the six months ended June 30, 2017 and 2018, respectively.
On June 18, 2018, Intelsat S.A. completed an offering of $402.5 million aggregate principal amount of its newly issued 4.5% Convertible Senior Notes due 2025 (the “2025 Convertible Notes”). The 22.1 million shares underlying the conversion option in the 2025 Convertible Notes are not considered in the dilutive earnings per share calculation, as the Company is in a net loss position and the inclusion would be anti-dilutive. We do not expect to settle the principal amount of the 2025 Convertible Notes in cash, and therefore use the if-converted method for calculating any potential dilutive effect of the conversion on diluted net income per share, if applicable. The 2025 Convertible Notes were not eligible for conversion as of June 30, 2018.

Note 4 Share-Based and Other Compensation Plans
In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting, which is intended to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. Under ASU 2017-09 modification accounting is required only if the fair value (or calculated intrinsic value, if those amounts are being used to measure the award under ASC 718), the vesting conditions, or the classification of the award changes as a result of the change in terms or conditions. ASU 2017-09 is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. The adoption of this standard did not have an impact on our condensed consolidated financial statements and associated disclosures. We will continue to evaluate the impact of ASU 2017-09 as any modifications occur.
In April 2013, our board of directors adopted the amended and restated Intelsat Global, Ltd. 2008 Share Incentive Plan (as amended, the “2008 Equity Plan”). Also in April 2013, our board of directors adopted the Intelsat S.A. 2013 Equity Incentive Plan (the “2013 Equity Plan”). No new awards may be granted under the 2008 Equity Plan.
The 2013 Equity Plan provides for a variety of equity based awards, including incentive stock options (within the meaning of Section 422 of the United States Internal Revenue Service Tax Code), restricted shares, restricted share units (“RSUs”), other share-based awards and performance compensation awards. Effective June 16, 2016, we increased the aggregate number of common shares authorized for issuance under the 2013 Equity Plan to 20.0 million common shares.
For all share-based awards, we recognize the compensation costs over the vesting period during which the employee provides service in exchange for the award. During the six months ended June 30, 2017 and 2018, we recorded compensation expense of $9.4 million and $2.9 million, respectively.
Time-based RSUs
We granted 1.3 million time-based RSUs during the six months ended June 30, 2018. These RSUs vest over three years from the date of grant in equal annual installments.
The fair value of time-based RSUs is deemed to be the market price of common shares on the date of grant. The weighted average grant date fair value of time-based RSUs granted during the six months ended June 30, 2018 was $4.91 per RSU.
Performance-based RSUs
We granted 0.9 million performance-based RSUs during the six months ended June 30, 2018. These RSUs vest after three years from the date of grant upon achievement of an adjusted EBITDA target and achievement of a relative shareholder return, which is based on our relative shareholder return percentile ranking versus the S&P 900 Index as defined in the grant agreement.
We measure the fair value of performance-based RSUs at the date of grant using the market price of our common shares (to measure the portion of the award based on the adjusted EBITDA target).
The weighted average grant date fair value of performance-based RSUs granted during the six months ended June 30, 2018 was $3.51 per RSU.
Note 5 Fair Value Measurements
FASB ASC Topic 820, Fair Value Measurements and Disclosure (“FASB ASC 820”) defines fair value, establishes a market-based framework or hierarchy for measuring fair value and provides for certain required disclosures about fair value measurements. The guidance is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value but does not require any new fair value measurements.
The fair value hierarchy prioritizes the inputs used in valuation techniques into three levels as follows:

•	Level 1—unadjusted quoted prices for identical assets or liabilities in active markets;

•
Level 2—quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted market prices that are observable or that can be corroborated by observable market data by correlation; and

•	Level 3—unobservable inputs based upon the reporting entity’s internally developed assumptions which market participants would use in pricing the asset or liability.

We have identified investments in marketable securities, interest rate financial derivative instruments, warrant and put option embedded derivative instruments as those items that meet the criteria of the disclosure requirements and fair value framework of FASB ASC 820.
The following tables present assets and liabilities measured and recorded at fair value in our condensed consolidated balance sheets on a recurring basis and their corresponding level within the fair value hierarchy (in thousands), excluding long-term debt (see Note 10—Long-Term Debt). No transfers between Level 1, Level 2 and Level 3 fair value measurements occurred during the six months ended June 30, 2018.

		Fair Value Measurements at December 31, 2017
Description	As of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets
Marketable securities(1)	$5,776	$5,776	$—	$—
Undesignated interest rate caps(2)	22,336	—	22,336	—
Warrant(3)	4,100	—	—	4,100
Total assets	$32,212	$5,776	$22,336	$4,100

Liabilities
Put option embedded derivative(4)	$658	—	—	$658
Total liabilities	$658	$—	$—	$658

		Fair Value Measurements at June 30, 2018
Description	As of June 30,2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets
Marketable securities(1)	$5,586	$5,586	$—	$—
Undesignated interest rate caps(2)	50,658	—	50,658	—
Warrant(3)	4,100	—	—	4,100
Total assets	$60,344	$5,586	$50,658	$4,100

Liabilities
Put option embedded derivative(4)	$73	—	—	$73
Total liabilities	$73	$—	$—	$73

(1)
The valuation measurement inputs of these marketable securities represent unadjusted quoted prices in active markets and, accordingly, we have classified such investments within Level 1 of the fair value hierarchy. The cost basis of our marketable securities was $4.7 million at December 31, 2017 and $4.5 million at June 30, 2018. We sold marketable securities with a cost basis of $0.1 million and $0.3 million during the three and six months ended June 30, 2018, respectively, and recorded a nominal gain on the sale for both periods, which was included within other income, net in our condensed consolidated statement of operations.

(2)
The valuation of our interest rate derivative instruments reflects the fair value of premiums paid, taking into account observable inputs including current interest rates, the market expectation for future interest rate volatility and current creditworthiness of the counterparties. As a result, we have determined that our derivative valuations in their entirety are classified within Level 2 of the fair value hierarchy.

(3)
We valued the warrant using a valuation technique that reflects the risk-free interest rate, time to maturity and volatility of comparable companies. We identified the inputs used to calculate the fair value as Level 3 inputs and concluded that the valuation in its entirety was classified as Level 3 within the fair value hierarchy.

(4)
We valued the contingent put option embedded within Intelsat Connect’s 12.50% Senior Notes due 2022 (the “2022 ICF Notes”), using a valuation technique which reflects the estimated date and probability of a change of control, the fair value of the 2022 ICF Notes, and a credit valuation adjustment reflecting our credit spreads. We identified the inputs used to calculate the fair value as Level 3 inputs and concluded that the valuation in its entirety was classified as Level 3 within the fair value hierarchy.

Note 6 Retirement Plans and Other Retiree Benefits
In March 2017, the FASB issued ASU 2017-07, Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, to require that an employer report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period in the operating income section of the income statement, if one is presented. The other components of net benefit cost, as defined, are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations. If a separate line item or items are used to present the other components of net benefit cost, that line item or items must be appropriately described. If a separate line item or items are not used, the line item or items used in the income statement to present the other components of net benefit cost must be disclosed. The amendments in this ASU also allow only the service cost component to be eligible for capitalization when applicable. ASU 2017-07 is effective for interim and annual periods beginning after December 15, 2017 for public business entities. Early adoption is permitted as of the beginning of an annual period for which interim or annual financial statements have not been issued. We adopted ASU 2017-07 on January 1, 2018 and presented the amortization of prior service credits reclassified from other comprehensive loss to net periodic pension benefit costs, and the amortization of actuarial loss reclassified from other comprehensive loss to net periodic pension benefit costs in other income (expense), net during the three and six months ended June 30, 2018. We reclassified comparative amounts of ($0.9) million and ($1.7) million during the three and six months ended June 30, 2017, respectively, to other income (expense), net. There was no impact to net loss.
(a) Pension and Other Postretirement Benefits
We maintain a noncontributory defined benefit retirement plan covering substantially all of our employees hired prior to July 19, 2001. The cost of providing benefits to eligible participants under the defined benefit retirement plan is calculated using the plan’s benefit formulas, which take into account the participants’ remuneration, dates of hire, years of eligible service, and certain actuarial assumptions. In addition, as part of the overall medical plan, we provide postretirement medical benefits to certain current retirees who meet the criteria under the medical plan for postretirement benefit eligibility.
The defined benefit retirement plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. We expect that our future contributions to the defined benefit retirement plan will be based on the minimum funding requirements of the Internal Revenue Code and on the plan’s funded status. Any significant decline in the fair value of our defined benefit retirement plan assets or other adverse changes to the significant assumptions used to determine the plan’s funded status would negatively impact its funded status and could result in increased funding in future periods. The impact on the funded status is determined based upon market conditions in effect when we completed our annual valuation. During the six months ended June 30, 2018, we made cash contributions to the defined benefit retirement plan of $3.2 million. We anticipate that our remaining contributions to the defined benefit retirement plan in 2018 will be approximately $2.0 million. We fund the postretirement medical benefits throughout the year based on benefits paid. We anticipate that our contributions to fund postretirement medical benefits in 2018 will be approximately $4.1 million.
Included in accumulated other comprehensive loss at June 30, 2018, is $136.3 million ($88.1 million, net of tax) that has not yet been recognized in the net periodic pension cost, which includes unrecognized actuarial losses.

Prior service credits and actuarial losses are reclassified from accumulated other comprehensive loss to net periodic pension benefit costs, which are included in other income (expense), net on our condensed consolidated statements of operations for the six months ended June 30, 2017 and June 30, 2018, respectively. The following table presents these reclassifications, net of tax, as well as the reclassification of the realized gain on investments, and the statement of operations line items that are impacted (in thousands):

	Three Months Ended June 30, 2017	Three Months Ended June 30, 2018	Six Months Ended June 30, 2017	Six Months Ended June 30, 2018
Amortization of prior service credits reclassified from other comprehensive loss to net periodic pension benefit costs included in:
Other income (expense), net	$(2)	$(2)	$(4)	$(4)
Total	$(2)	$(2)	$(4)	$(4)
Amortization of actuarial loss reclassified from other comprehensive loss to net periodic pension benefit costs included in:
Other income (expense), net	$519	$938	$1,085	$1,876
Total	$519	$938	$1,085	$1,876
Realized gain on investments included in:
Other income (expense), net	$(16)	$—	$(29)	$(351)
Total	$(16)	$—	$(29)	$(351)

Net periodic pension benefit costs included the following components (in thousands):

	Three Months Ended June 30, 2017	Three Months Ended June 30, 2018	Six Months Ended June 30, 2017	Six Months Ended June 30, 2018
Interest cost	$3,694	$3,607	$7,389	$7,214
Expected return on plan assets	(6,103)	(6,121)	(12,205)	(12,240)
Amortization of unrecognized net loss	938	1,327	1,875	2,653
Total benefit	$(1,471)	$(1,187)	$(2,941)	$(2,373)
Net periodic other postretirement benefit costs included the following components (in thousands):

	Three Months Ended June 30, 2017	Three Months Ended June 30, 2018	Six Months Ended June 30, 2017	Six Months Ended June 30, 2018
Interest cost	$718	$663	$1,435	$1,326
Amortization of unrecognized prior service credits	(2)	(2)	(4)	(4)
Amortization of unrecognized net gain	(114)	(101)	(228)	(201)
Total costs	$602	$560	$1,203	$1,121
(b) Other Retirement Plans
In connection with the amendment of the defined benefit retirement plan in the first quarter of 2015, the two defined contribution retirement plans we previously maintained for the benefit of our employees in the United States, were merged into a single plan, which is qualified under the provisions of Section 401(k) of the Internal Revenue Code. We recognized compensation expense for these plans of $4.3 million during the six months ended June 30, 2017 and $4.1 million during the six months ended June 30, 2018. We also maintain other defined contribution retirement plans in several non-U.S. jurisdictions, but such plans are not material to our financial position or results of operations.

Note 7 Satellites and Other Property and Equipment
(a) Satellites and Other Property and Equipment, net
Satellites and other property and equipment, net were comprised of the following (in thousands):

	As of December 31, 2017	As of June 30, 2018
Satellites and launch vehicles	$10,653,213	$10,729,349
Information systems and ground segment	808,203	845,448
Buildings and other	264,417	267,292
Total cost	11,725,833	11,842,089
Less: accumulated depreciation	(5,802,214)	(6,122,647)
Total	$5,923,619	$5,719,442
Satellites and other property and equipment are stated at historical cost, with the exception of satellites that have been impaired. Satellites and other property and equipment acquired as part of an acquisition are based on their fair value at the date of acquisition.
Satellites and other property and equipment, net as of December 31, 2017 and June 30, 2018 included construction-in-progress of $705.8 million and $294.0 million, respectively. These amounts relate primarily to satellites under construction and related launch services. Interest costs of $15.8 million and $5.7 million were capitalized during the three months ended June 30, 2017 and 2018, respectively, and $32.0 million and $16.8 million during the six months ended June 30, 2017 and 2018, respectively.
We have entered into launch contracts for the launch of both specified and unspecified future satellites. Each of these launch contracts may be terminated at our option, subject to payment of a termination fee that increases as the applicable launch date approaches. In addition, in the event of a failure of any launch, we may exercise our right to obtain a replacement launch within a specified period following our request for re-launch.
(b) Recent Satellite Launches
Intelsat 37e, the fifth satellite in the Intelsat EpicNG fleet, was successfully launched on September 29, 2017. The all-digital Intelsat 37e is the first high-throughput satellite (“HTS”) to offer full, high-resolution interconnectivity between C-, Ku- and Ka- bands, delivering additional services and improved throughput to support enterprise, broadband, government and mobility applications in the Americas, Africa and Europe. Intelsat 37e entered into service in March 2018.
Intelsat 33e is the second of six HTS satellites within our Intelsat EpicNG platform, featuring high-performance spot beams and an advanced digital payload. Due to a malfunction in the primary thruster for orbit raising, Intelsat 33e arrived at its 60ºE orbital location in December 2016 and entered into service in late January 2017. In addition, in February 2017, measurements indicated higher than expected fuel use while performing stationkeeping maneuvers. There is no evidence of any impact to the communications payload. A Failure Review Board was established to determine the cause of the primary thruster failure and a separate team to investigate the fuel use anomaly, and the final investigation reports were issued in the second quarter of 2018. We filed a loss claim in March 2017 with our insurers relating to the loss of life for approximately $78 million. The claim is still in process. We have received approximately $55.5 million in cash as of June 30, 2018, and have filed for arbitration with respect to our claims against certain insurers. Intelsat 33e is fully operational, delivering commercial-grade services for enterprise, fixed and mobile network operators, aeronautical and maritime mobility service providers, and for government customers in the Africa, Europe, Middle East and Asia regions.
Note 8 Investments
In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Topic 825), to require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer (the measurement alternative). In February 2018, the FASB issued ASU 2018-03, Technical Corrections and Improvements to Financial Instruments Overall (Subtopic 825-10) to clarify certain aspects of the guidance issued in ASU 2016-01 that was effective for interim and annual periods beginning after December 15, 2017, including clarification that ASU 2016-01 related to equity investments without readily determinable fair values (including disclosure requirements) should be applied prospectively to equity investments that exist as of the date of adoption. We adopted the standards in the first quarter of 2018 and have elected the measurement alternative. The Company considered available information for any observable orderly transactions for identical or similar investments and did not make any upward or downward adjustments to our investments. The adoption of the standards did not have a material impact on our condensed consolidated financial statements and associated disclosures.
We have an ownership interest in two entities that meet the criteria of a variable interest entity (“VIE”), Horizons Satellite Holdings, LLC (“Horizons Holdings”) and Horizons-3 Satellite LLC (“Horizons 3”), which are discussed in further detail below, including our analyses of the primary beneficiary determination as required under FASB ASC Topic 810, Consolidation (“FASB ASC 810”). We also own noncontrolling investments recognized under the cost method, discussed further below.
(a) Horizons Holdings
Our first joint venture with JSAT International, Inc. (“JSAT”) is named Horizons Satellite Holdings, LLC, and consists of two investments: Horizons-1 Satellite LLC (“Horizons-1”) and Horizons-2 Satellite LLC (“Horizons-2”). Horizons Holdings borrowed from JSAT a portion of the funds necessary to finance the construction of the Horizons 2 satellite pursuant to a loan agreement. The borrowing was subsequently repaid. We provide certain services to the joint venture and utilize capacity from the joint venture.
We have determined that this joint venture meets the criteria of a VIE under FASB ASC 810, and we have concluded that we are the primary beneficiary because decisions relating to any future relocation of the Horizons 2 satellite, the most significant asset of the joint venture, are effectively controlled by us. In accordance with FASB ASC 810, as the primary beneficiary, we consolidate Horizons Holdings within our consolidated financial statements. Total assets of Horizons Holdings were $38.7 million and $34.5 million as of December 31, 2017, and June 30, 2018, respectively. Total liabilities were nominal as of both December 31, 2017 and June 30, 2018.
We have a revenue sharing agreement with JSAT related to services sold on the Horizons 1 and Horizons 2 satellites. We are responsible for billing and collection for such services, and we remit 50% of the revenue, less applicable fees and commissions, to JSAT. Amounts payable to JSAT related to the revenue sharing agreement, net of applicable fees and commissions, from the Horizons 1 and Horizons 2 satellites were $5.4 million as of both December 31, 2017 and June 30, 2018.
(b) Horizons 3 Satellite LLC
On November 4, 2015, we entered into a new joint venture agreement with JSAT. The joint venture, named Horizons 3, was formed for the purpose of developing, launching, managing, operating and owning a high performance satellite to be located at the 169ºE orbital location.
Horizons 3, which is 50% owned by each of Intelsat and JSAT, was set up with a joint share of management authority and equal rights to profits and revenues from the joint venture. Similar to Horizons Holdings, we have a revenue sharing agreement with JSAT related to services sold on the Horizons 3 satellite. In addition, we are responsible for billing and collection for such services, and we remit 50% of the revenue, less applicable fees and commissions, to JSAT.
We have determined that this joint venture meets the criteria of a VIE under FASB ASC 810, however we have concluded that we are not the primary beneficiary and therefore do not consolidate Horizons 3. The assessment considered both quantitative and qualitative factors, including an analysis of voting power and other means of control of the joint venture as well as each owner’s exposure to risk of loss or gain. Because we and JSAT equally share control over the operations of the joint venture and also equally share exposure to risk of losses or gains, we concluded that we are not the primary beneficiary of Horizons 3. Our investment, included within other assets in our condensed consolidated balance sheets, is accounted for using the equity method of accounting and the investment balance was $61.8 million and $85.0 million as of December 31, 2017 and June 30, 2018, respectively.
In connection with our investment in Horizons 3, we entered into a capital contribution and subscription agreement, which requires us to fund our 50% share of the amounts due in order to maintain our respective 50% interest in the joint venture. Pursuant to this agreement, we made contributions of $27.4 million and $20.3 million during the year ended December 31, 2017 and the six months ended June 30, 2018, respectively. In addition, our indirect subsidiary that holds our investment in Horizons 3 has entered into a security and pledge agreement with Horizons 3, pursuant to which it has granted a security interest in its membership interests in Horizons 3. Further, our indirect subsidiary has granted a security interest to Horizons 3 in its customer capacity contracts and its ownership interest in its wholly-owned subsidiary that will hold the U.S. Federal Communications Commission license required for the joint venture’s operations.
(c) Investments Without Readily Determinable Fair Values
Our investments without readily determinable fair values recorded in other assets in our condensed consolidated balance sheets had total carrying value of $54.7 million and $63.2 million, consisting of five separate noncontrolling investments at December 31, 2017 and June 30, 2018, respectively.

(d) Equity Attributable to Intelsat S.A. and Noncontrolling Interest
The following tables present changes in equity attributable to the Company and equity attributable to our noncontrolling interests, which is included in the equity section of our condensed consolidated balance sheet (in thousands):

	Intelsat S.A. Shareholders’ Deficit	Noncontrolling Interests	Total Shareholders’ Deficit
Balance at January 1, 2017	$(3,634,145)	$24,147	$(3,609,998)
Net income (loss)	(178,728)	3,914	(174,814)
Dividends paid to noncontrolling interests	—	(8,755)	(8,755)
Share-based compensation	16,472	—	16,472
Postretirement/pension liability adjustment	(11,801)	—	(11,801)
Other comprehensive income	332	—	332
Balance at December 31, 2017	$(3,807,870)	$19,306	$(3,788,564)
	Intelsat S.A. Shareholders’ Deficit	Noncontrolling Interests	Total Shareholders’ Deficit
Balance at January 1, 2018	$(3,807,870)	$19,306	$(3,788,564)
Adoption of accounting standards(1)	(112,162)	—	(112,162)
Net income (loss)	(113,629)	1,940	(111,689)
Dividends paid to noncontrolling interests	—	(4,025)	(4,025)
Common shares and 2025 Convertible Notes offering	368,304	—	368,304
Share-based compensation	5,362	—	5,362
Postretirement/pension liability adjustment	1,872	—	1,872
Other comprehensive income	(351)	—	(351)
Balance at June 30, 2018	$(3,658,474)	$17,221	$(3,641,253)

(1)	See Note 1-General and Note 12-Income Taxes.
Note 9 Goodwill and Other Intangible Assets
The carrying amounts of goodwill and acquired intangible assets not subject to amortization consist of the following (in thousands):

	As of December 31, 2017	As of June 30, 2018
Goodwill(1)	$2,620,627	$2,620,627
Orbital locations	2,387,700	2,387,700
Trade name	65,200	65,200

(1)	Net of accumulated impairment losses of $4,160,200.
We account for goodwill and other non-amortizable intangible assets in accordance with FASB ASC Topic 350, Intangibles—Goodwill and Other, and have deemed these assets to have indefinite lives. Therefore, these assets are not amortized but are tested on an annual basis for impairment during the fourth quarter, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable.
The carrying amount and accumulated amortization of acquired intangible assets subject to amortization consist of the following (in thousands):

	As of December 31, 2017			As of June 30, 2018
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Backlog and other	$743,760	$(686,425)	$57,335	$743,760	$(693,935)	$49,825
Customer relationships	534,030	(241,781)	292,249	534,030	(253,512)	280,518
Total	$1,277,790	$(928,206)	$349,584	$1,277,790	$(947,447)	$330,343

Intangible assets are amortized based on the expected pattern of consumption. We recorded amortization expense of $10.6 million and $9.6 million for the three months ended June 30, 2017 and 2018, respectively, and $21.1 million and $19.2 million for the six months ended June 30, 2017 and 2018, respectively.
Note 10 Long-Term Debt
The carrying values and fair values of our notes payable and long-term debt were as follows (in thousands):

	As of December 31, 2017		As of June 30, 2018
	Carrying Value	Fair Value	Carrying Value	Fair Value
Intelsat S.A.:
4.5% Convertible Senior Notes due June 2025	$—	$—	$402,500	$247,418
Unamortized prepaid debt issuance costs and discount on 4.5% Convertible Senior Notes	—	—	(155,243)	—
Total Intelsat S.A. obligations	—	—	247,257	247,418
Intelsat Luxembourg:
6.75% Senior Notes due June 2018	$96,650	$94,717	$—	$—
Unamortized prepaid debt issuance costs and discount on 6.75% Senior Notes	(78)	—	—	—
7.75% Senior Notes due June 2021	2,000,000	1,070,000	2,000,000	1,850,000
Unamortized prepaid debt issuance costs on 7.75% Senior Notes	(13,325)	—	(11,593)	—
8.125% Senior Notes due June 2023	1,000,000	515,000	1,000,000	807,500
Unamortized prepaid debt issuance costs on 8.125% Senior Notes	(8,562)	—	(7,923)	—
12.5% Senior Notes due November 2024	403,350	265,052	403,350	397,638
Unamortized prepaid debt issuance costs and discount on 12.5% Senior Notes	(209,165)	—	(204,291)	—
Total Intelsat Luxembourg obligations	3,268,870	1,944,769	3,179,543	3,055,138
Intelsat Connect Finance:
12.5% Senior Notes due April 2022	$731,892	$640,406	$731,892	$724,573
Unamortized prepaid debt issuance costs and discount on 12.5% Senior Notes	(267,108)	—	(248,675)	—
Total Intelsat Connect Finance obligations	464,784	640,406	483,217	724,573
Intelsat Jackson:
9.5% Senior Secured Notes due September 2022	$490,000	$565,950	$490,000	$563,500
Unamortized prepaid debt issuance costs and discount on 9.5% Senior Secured Notes	(17,556)	—	(16,089)	—
8.0% Senior Secured Notes due February 2024	1,349,678	1,423,910	1,349,678	1,413,788
Unamortized prepaid debt issuance costs and premium on 8.0% Senior Secured Notes	(5,378)	—	(5,032)	—
7.25% Senior Notes due October 2020	2,200,000	2,068,000	2,200,000	2,178,000
Unamortized prepaid debt issuance costs and premium on 7.25% Senior Notes	(5,151)	—	(4,303)	—
7.5% Senior Notes due April 2021	1,150,000	1,040,750	1,150,000	1,138,500
Unamortized prepaid debt issuance costs on 7.5% Senior Notes	(5,415)	—	(4,667)	—
5.5% Senior Notes due August 2023	2,000,000	1,630,000	2,000,000	1,790,000
Unamortized prepaid debt issuance costs on 5.5% Senior Notes	(12,977)	—	(11,974)	—
9.75% Senior Notes due July 2025	1,500,000	1,455,000	1,500,000	1,582,500
Unamortized prepaid debt issuance costs on 9.75% Senior Notes	(20,315)	—	(19,388)	—
Senior Secured Credit Facilities due June 2019	1,095,000	1,093,631	—	—
Unamortized prepaid debt issuance costs and discount on Senior Secured Credit Facilities	(4,636)	—	—	—
Senior Secured Credit Facilities due November 2023	2,000,000	1,947,500	2,000,000	1,990,000

Unamortized prepaid debt issuance costs and discount on Senior Secured Credit Facilities	(28,600)	—	(26,563)	—
Senior Secured Credit Facilities due January 2024	—	—	395,000	410,306
Unamortized prepaid debt issuance costs on Senior Secured Credit Facilities	—	—	(1,556)	—
6.625% Senior Secured Credit Facilities due January 2024	—	—	700,000	723,625
Unamortized prepaid debt issuance costs on Senior Secured Credit Facilities	—	—	(2,758)	—
Total Intelsat Jackson obligations	11,684,650	11,224,741	11,692,348	11,790,219
Eliminations:
7.75% Senior Notes of Intelsat Luxembourg due June 2021 owned by Intelsat Connect Finance	$(979,168)	$(523,855)	$(979,168)	$(905,730)
7.75% Senior Notes of Intelsat Luxembourg due June 2021 owned by Intelsat Envision	—	—	(599,613)	(554,642)
Unamortized prepaid debt issuance costs on 7.75% Senior Notes	6,524	—	9,152	—
8.125% Senior Notes of Intelsat Luxembourg due June 2023 owned by Intelsat Connect Finance	(111,663)	(57,506)	(111,663)	(90,169)
Unamortized prepaid debt issuance costs on 8.125% Senior Notes	956	—	885	—
Unamortized prepaid debt issuance costs and discount on 12.5% Senior Notes due April 2022	67,525	—	64,349	—
12.5% Senior Notes of Intelsat Luxembourg due November 2024 owned by Intelsat Connect Finance	(402,595)	(264,556)	(402,595)	(396,893)
Unamortized prepaid debt issuance costs and discount on 12.5% Senior Notes	208,775	—	203,911	—
Unamortized prepaid debt issuance costs on 4.5% Convertible Senior Notes	—	—	(995)	—
Total eliminations:	(1,209,646)	(845,917)	(1,815,737)	(1,947,434)
Total Intelsat S.A. long-term debt	$14,208,658	$12,963,999	$13,786,628	$13,869,914
Less:
Current portion of long-term debt	$96,572		$—
Total long-term debt, excluding current portion	$14,112,086		$13,786,628
The fair value for publicly traded instruments is determined using quoted market prices, and for non-publicly traded instruments, fair value is based upon composite pricing from a variety of sources, including market leading data providers, market makers, and leading brokerage firms. Substantially all of the inputs used to determine the fair value of our debt are classified as Level 1 inputs within the fair value hierarchy from FASB ASC 820, except our senior secured credit facilities and Intelsat S.A.'s 2025 Convertible Notes, the inputs for which are classified as Level 2.
Intelsat Jackson Senior Secured Credit Agreement
On January 12, 2011, Intelsat Jackson entered into a secured credit agreement (the “Intelsat Jackson Secured Credit Agreement”), which included a $3.25 billion term loan facility and a $500.0 million revolving credit facility, and borrowed the full $3.25 billion under the term loan facility. The term loan facility required regularly scheduled quarterly payments of principal equal to 0.25% of the original principal amount of the term loan beginning six months after January 12, 2011, with the remaining unpaid amount due and payable at maturity.
On October 3, 2012, Intelsat Jackson entered into an Amendment and Joinder Agreement (the “Jackson Credit Agreement Amendment”), which amended the Intelsat Jackson Secured Credit Agreement. As a result of the Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the revolving credit facility were reduced. In April 2013, our corporate family rating was upgraded by Moody’s, and as a result, the interest rate for the borrowing under the term loan facility and revolving credit facility were further reduced to LIBOR plus 3.00% or the Above Bank Rate (“ABR”) plus 2.00%.
On November 27, 2013, Intelsat Jackson entered into a Second Amendment and Joinder Agreement (the “Second Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Second Jackson Credit Agreement Amendment reduced interest rates for borrowings under the term loan facility and extended the maturity of the term loan facility. In addition, it reduced the interest rate applicable to $450 million of the $500 million total revolving credit facility and extended the maturity of such portion. As a result of the Second Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the new tranche of the revolving credit facility were (i) LIBOR plus 2.75%, or (ii) the ABR plus 1.75%. The LIBOR and the ABR, plus applicable margins, related to the term loan facility and the new tranche of the revolving credit facility were determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Second Jackson Credit Agreement Amendment, and the LIBOR was not to be less than 1.00% per annum. The maturity date of the term loan facility was extended from April 2, 2018 to June 30, 2019 and the maturity of the new $450 million tranche of the revolving credit facility was extended from January 12, 2016 to July 12, 2017. The interest rates and maturity date applicable to the $50 million tranche of the revolving credit facility that was not amended did not change. The Second Jackson Credit Agreement Amendment further removed the requirement for regularly scheduled quarterly principal payments under the term loan facility.
In June 2017, Intelsat Jackson terminated all remaining commitments under its revolving credit facility.
On November 27, 2017, Intelsat Jackson entered into a Third Amendment and Joinder Agreement (the “Third Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Third Jackson Credit Agreement Amendment extended the maturity date of $2.0 billion of the existing B-2 Tranche of term loans (the “B-3 Tranche Term Loans”), to November 27, 2023, subject to springing maturity in the event that certain series of Intelsat Jackson’s senior notes are not refinanced prior to the dates specified in the Third Jackson Credit Agreement Amendment. The B-3 Tranche Term Loans have an applicable interest rate margin of 3.75% for LIBOR loans and 2.75% for base rate loans (at Intelsat Jackson’s election as applicable). The B-3 Tranche Term Loans are subject to a prepayment premium of 1.00% of the principal amount for any voluntary prepayment of, or amendment or modification in respect of, the B-3 Tranche Term Loans prior to November 27, 2018 in connection with prepayments, amendments or modifications that have the effect of reducing the applicable interest rate margin on the B-3 Tranche Term Loans, subject to certain exceptions. The Third Jackson Credit Agreement Amendment also (i) added a provision requiring that, beginning with the fiscal year ending December 31, 2018, Intelsat Jackson apply a certain percentage of its Excess Cash Flow (as defined in the Third Jackson Credit Agreement Amendment), if any, after operational needs for each fiscal year towards the repayment of outstanding term loans, subject to certain deductions, (ii) amended the most-favored nation provision with respect to the incurrence of certain indebtedness by Intelsat Jackson and its restricted subsidiaries, and (iii) amended the covenant limiting the ability of Intelsat Jackson to make certain dividends, distributions and other restricted payments to its shareholders based on its leverage level at that time.
On December 12, 2017, Intelsat Jackson further amended the Intelsat Jackson Secured Credit Agreement by entering into a Fourth Amendment and Joinder Agreement (the “Fourth Jackson Credit Agreement Amendment”), which, among other things, (i) permitted Intelsat Jackson to establish one or more series of additional incremental term loan tranches if the proceeds thereof are used to refinance an existing tranche of term loans, and (ii) added a most-favored nation provision applicable to the B-3 Tranche Term Loans for further extensions of the existing B-2 Tranche Term Loans under certain circumstances.
On January 2, 2018, Intelsat Jackson entered into a Fifth Amendment and Joinder Agreement (the “Fifth Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Fifth Jackson Credit Agreement Amendment refinanced the remaining $1.095 billion B-2 Tranche Term Loans, through the creation of (i) a new incremental floating rate tranche of term loans with a principal amount of $395.0 million (the “B-4 Tranche Term Loans”), and (ii) a new incremental fixed rate tranche of term loans with a principal amount of $700.0 million (the “B-5 Tranche Term Loans”). The maturity date of both the B-4 Tranche Term Loans and the B-5 Tranche Term Loans is January 2, 2024, subject to springing maturity in the event that certain series of Intelsat Jackson’s senior notes are not refinanced or repaid prior to the dates specified in the Fifth Jackson Credit Agreement Amendment. The B-4 Tranche Term Loans have an applicable interest rate margin of 4.50% per annum for LIBOR loans and 3.50% per annum for base rate loans (at Intelsat Jackson’s election as applicable). We entered into interest rate cap contracts in December 2017 and amended them in May 2018 to mitigate the risk of interest rate increases on the B-4 Tranche Term Loans. The B-5 Tranche Term Loans have an interest rate of 6.625% per annum. The Fifth Jackson Credit Agreement Amendment also specified make-whole and prepayment premiums applicable to the B-4 Tranche Term Loans and the B-5 Tranche Term Loans at various dates.
Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are guaranteed by ICF and certain of Intelsat Jackson’s subsidiaries. Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are secured by a first priority security interest in substantially all of the assets of Intelsat Jackson and the guarantors party thereto, to the extent legally permissible and subject to certain agreed exceptions, and by a pledge of the equity interests of the subsidiary guarantors and the direct subsidiaries of each guarantor, subject to certain exceptions, including exceptions for equity interests in certain non-U.S. subsidiaries, existing contractual prohibitions and prohibitions under other legal requirements.
The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio equal to or less than 3.50 to 1.00 at the end of each fiscal quarter, as well as a consolidated EBITDA to consolidated interest expense ratio equal to or greater than 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement. Intelsat Jackson was in compliance with these financial maintenance covenant ratios with a consolidated secured debt to consolidated EBITDA ratio of 2.86 to 1.00 and a consolidated EBITDA to consolidated interest expense ratio of 1.88 to 1.00 as of June 30, 2018.
Intelsat S.A. Senior Convertible Notes Offering and Common Shares Offering
On June 14, 2018, we completed an offering of 15,498,652 Intelsat S.A. common shares, nominal value $0.01 per share (the “Common Shares”), at a public offering price of $14.84 per common share. On June 18, 2018, we completed an offering of $402.5 million aggregate principal amount of the 2025 Convertible Notes. These notes are guaranteed by a direct subsidiary of Intelsat Luxembourg, Intelsat Envision. The net proceeds from the Common Shares offering and 2025 Convertible Notes offering were used to repurchase approximately $600 million aggregate principal amount of Intelsat Luxembourg’s 7.75% Senior Notes due 2021 (the “2021 Luxembourg Notes”) in privately negotiated transactions with individual holders in June 2018. In connection with the repurchase of the 2021 Luxembourg Notes, we recognized a net gain on early extinguishment of debt of $22.1 million consisting of the difference between the carrying value of debt repurchased and the total cash amount paid (including related fees and expenses), together with a write-off of unamortized debt issuance costs. We intend to use the remaining net proceeds of the Common Shares offering and 2025 Convertible Notes offering for further repurchases of 2021 Luxembourg Notes and for other general corporate purposes, which may include repurchases of other tranches of debt of Intelsat S.A.’s subsidiaries.
The 2025 Convertible Notes mature on June 15, 2025 unless earlier repurchased, converted or redeemed, as set forth in the indenture governing the 2025 Convertible Notes (the “2025 Indenture”). Holders may elect to convert their notes depending upon the trading price of our common shares and under other conditions set forth in the 2025 Indenture until December 15, 2024, and thereafter without regard to any conditions. The initial conversion rate is 55.0085 common shares per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $18.18 per common share, subject to customary adjustments, and will be increased upon the occurrence of specified events set forth in the 2025 Indenture. We may redeem the 2025 Convertible Notes at our option, on or after June 15, 2022, and prior to the forty-second scheduled trading day preceding the maturity date, in whole or in part, depending upon the trading price of our common shares as set forth in the optional redemption provisions in the 2025 Indenture or in the event of certain developments affecting taxation with respect to the 2025 Convertible Notes.

In accounting for the transaction, the 2025 Convertible Notes were separated into liability and equity components. The carrying amount of the liability component was calculated by measuring the fair value of a similar debt instrument that does not have an associated convertible feature. The carrying amount of the equity component is $149.4 million, which is also recognized as a discount on the 2025 Convertible Notes and represents the value assigned to the conversion option which was determined by deducting the fair value of the liability component from the par value of the 2025 Convertible Notes. The $149.4 million equity component is included in additional paid-in capital on our condensed consolidated balance sheet as of June 30, 2018 and will not be remeasured as long as it continues to meet the conditions for equity classification. The excess of the principal amount of the liability component over its carrying amount was recorded as a discount on the 2025 Convertible Notes and will be amortized to interest expense over the contractual term of the 2025 Convertible Notes at an effective interest rate of 13.0%.

We incurred debt issuance costs of $12.7 million related to the 2025 Convertible Notes, which were allocated to the liability and equity components based on their relative values. Issuance costs attributable to the liability component were $7.3 million and will be amortized to interest expense using the effective interest method over the contractual term of the 2025 Convertible Notes. Issuance costs attributable to the equity component were netted against the equity component in additional paid-in capital.
Note 11 Derivative Instruments and Hedging Activities
Undesignated Interest Rate Cap Contracts
During 2017, we entered into interest rate cap contracts and amended them in May 2018, to mitigate our risk of interest rate increases on the floating rate portion of our senior secured credit facilities with a notional value of $2.4 billion. The fair value of the derivative included in “Other assets” on the condensed consolidated balance sheets as of December 31, 2017 and June 30, 2018, was $22.3 million and $50.7 million, respectively.
Put Option Embedded Derivative Instrument
The 2022 ICF Notes contain a contingent put option clause within the host contract, which affords the holders of the notes the option to require us to repurchase such notes at 101% of their principal amount in the event of a change of control, as defined in the indenture governing the notes. We concluded that the contingent put option required bifurcation in accordance with FASB ASC 815, and have recorded the embedded derivative at fair value on the consolidated balance sheet in “Other long-term liabilities.” We estimated the fair value of the put option derivative using a valuation technique which reflects the estimated date and probability of a change of control, the fair value of the 2022 ICF Notes, and a credit valuation adjustment reflecting our credit spreads. The fair value of the embedded derivative was $0.7 million as of December 31, 2017 and $0.1 million as of June 30, 2018.
Preferred Stock Warrant
During 2017, we were issued a warrant to purchase preferred shares of one of our investments. We concluded that the warrant is a free standing derivative in accordance with FASB ASC 815. The fair value of the derivative, included in “Other assets” on the condensed consolidated balance sheets as of December 31, 2017 and June 30, 2018, was $4.1 million.
The following table sets forth the fair value of our derivatives by category (in thousands):

Derivatives not designated as hedging instruments	Balance Sheets Location	As of December 31, 2017	As of June 30, 2018
Undesignated interest rate cap	Other assets	$22,336	$50,658
Preferred stock warrant	Other assets	4,100	4,100
Put option embedded derivative	Other long-term liabilities	658	73
Total derivatives		$27,094	$54,831
The following table sets forth the effect of the derivative instruments in our condensed consolidated statements of operations (in thousands):

Derivatives not designated as hedging instruments	Presentation in Statements of Operations	Three Months Ended June 30, 2017	Three Months Ended June 30, 2018	Six Months Ended June 30, 2017	Six Months Ended June 30, 2018
Undesignated interest rate cap	Included in interest expense, net	$—	$6,950	$—	$28,469
Put option embedded derivative	Included in other income (expense), net	—	1,103	—	585
Total gain on derivative financial instruments		$—	$8,053	$—	$29,054
Note 12 Income Taxes
In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which is intended to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The amendments in ASU 2016-16 eliminate the current requirement to defer the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. ASU 2016-16 is effective for interim and annual periods beginning after December 15, 2017 for public business entities, on a modified retrospective basis. Early adoption is permitted as of the beginning of an annual reporting period for which interim or annual financial statements have not been issued. We adopted the amendments in the first quarter of 2018 and this resulted in approximately $170 million benefit to retained earnings. The benefit relates to certain deferred intercompany gains/losses, mostly in connection with a series of intercompany transactions in 2011and 2017 and related steps that reorganized the ownership of our assets among our subsidiaries.
On December 22, 2017, the U.S. Tax Cuts and Jobs Act (the “Act”) was signed into law. The Act includes a number of provisions, including the lowering of the United States (“U.S.”) corporate tax rate from 35 percent to 21 percent, effective January 1, 2018. The Act limits our U.S. interest expense deductions to approximately 30 percent of EBITDA through December 31, 2021 and approximately 30 percent of earnings before net interest and taxes thereafter. The Act also introduced a new minimum tax, the Base Erosion Anti-Abuse Tax (“BEAT”). We are treating the BEAT as a period cost.
The Company recognized the income tax effects of the Act in its 2017 financial statements in accordance with Staff Accounting Bulletin No. 118, which provides SEC staff guidance for the application of ASC Topic 740, Income Taxes, in the reporting period in which the Act was signed into law. As such, the Company’s financial results reflect the income tax effects of the Act for which the accounting under ASC Topic 740 is complete and provisional amounts for those specific income tax effects of the Act for which the accounting under ASC Topic 740 is incomplete but a reasonable estimate could be determined. The Company did not identify items for which the income tax effects of the Act have not been completed, and a reasonable estimate could not be determined as of December 31, 2017.
The Company measures deferred tax assets and liabilities using enacted tax rates that will apply in the years in which the temporary differences are expected to be recovered or paid. Accordingly, the Company’s U.S. deferred tax assets and liabilities were remeasured to reflect the reduction in the U.S. corporate income tax rate from 35 percent to 21 percent, resulting in a $28 million decrease in net deferred tax liabilities as of December 31, 2017.

The majority of our operations are located in taxable jurisdictions, including Luxembourg, the U.S. and the United Kingdom (“UK”). Our Luxembourg companies that file tax returns as a consolidated group generated taxable income for the six months ended June 30, 2018. Due to our cumulative losses in recent years, and the inherent uncertainty associated with the realization of future taxable income in the foreseeable future, we recorded a full valuation allowance against the cumulative net operating losses generated in Luxembourg. The difference between tax expense (benefit) reported in the condensed consolidated statements of operations and tax computed at statutory rates is attributable to the valuation allowance on losses generated in Luxembourg, the provision for foreign taxes, which were principally in the U.S. and the UK, as well as withholding taxes on revenue earned in some of the foreign markets in which we operate.
As of December 31, 2017 and June 30, 2018, our gross unrecognized tax benefits were $31.4 million and $32.2 million, respectively (including interest and penalties), of which $27.8 million and $28.6 million, respectively, if recognized, would affect our effective tax rate. As of December 31, 2017 and June 30, 2018, we had recorded reserves for interest and penalties in the amount of $0.6 million and $0.8 million, respectively. We continue to recognize interest and, to the extent applicable, penalties with respect to the unrecognized tax benefits as income tax expense. Since December 31, 2017, the change in the balance of unrecognized tax benefits consisted of an increase of $0.7 million related to current tax positions and an increase of $0.2 million related to prior tax positions.
We operate in various taxable jurisdictions throughout the world, and our tax returns are subject to audit and review from time to time. We consider Luxembourg, the U.S., the UK and Brazil to be our significant tax jurisdictions. Our Luxembourg, U.S., UK and Brazilian subsidiaries are subject to income tax examination for periods after December 31, 2012. Within the next twelve months, we believe that there are no jurisdictions in which the outcome of unresolved tax issues or claims is likely to be material to our results of operations, financial position or cash flows.
On March 3, 2014, Intelsat US LLC (f/k/a Intelsat Corporation) and Intelsat General were notified by the District of Columbia Office of the Tax Revenue of its intent to initiate an audit for the tax years ending 2010 and 2011. In June 2017, this audit was closed without any adjustments that were material to our results of operations, financial position or cash flows.
On March 29, 2017, the UK Government gave formal notice of its intention to leave the European Union (“EU”). This notice started the two-year negotiation period to establish the withdrawal terms. Once the UK ultimately withdraws from the EU, existing tax reliefs and exemptions on intra-European transactions will likely cease to apply to transactions between UK entities and EU entities. In addition, transactions with non-EU countries, such as the U.S., may also be affected. As of June 30, 2018, all relevant tax laws and treaties remain unchanged and the tax consequences are unknown. Therefore, we have not recognized any impacts of the withdrawal in the income tax provision as of June 30, 2018. We will recognize any impacts to the tax provision when enacted changes in tax laws or treaties between the UK and the EU or individual EU member states occur, but no later than the date of the withdrawal.
On July 2, 2018, we implemented a series of internal transactions and related steps that reorganized the ownership of certain of our assets among our subsidiaries in order to enhance our ability to efficiently transact business (the “2018 Reorganization”). The 2018 Reorganization occurred after June 30, 2018, and will be accounted for in the quarter ending September 30, 2018. We are not as yet able to provide an estimate of the impact of 2018 Reorganization on tax expense.
Note 13 Commitments and Contingencies
We are subject to litigation in the ordinary course of business. Management does not believe that the resolution of any pending proceedings would have a material adverse effect on our financial position or results of operations.
Note 14 Business and Geographic Segment Information
We operate in a single industry segment in which we provide satellite services to our communications customers around the world. Our revenues are disaggregated by billing region, service type and customer set. Revenue by region is based on the locations of customers to which services are billed. Our satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of our remaining assets, substantially all are located in the United States.

The following table disaggregates revenue by billing region (in thousands, except percentages):

	Three Months Ended June 30, 2017		Three Months Ended June 30, 2018		Six Months Ended June 30, 2017		Six Months Ended June 30, 2018
North America	$264,476	50%	$276,366	51%	$533,750	50%	$555,022	51%
Europe	70,685	13%	64,008	12%	136,423	13%	128,624	12%
Latin America and Caribbean	78,463	15%	71,793	13%	157,736	15%	142,864	13%
Africa and Middle East	70,952	13%	67,979	13%	147,537	13%	138,719	13%
Asia-Pacific	48,653	9%	57,568	11%	96,267	9%	116,267	11%
Total	$533,229	100%	$537,714	100%	$1,071,713	100%	$1,081,496	100%
Approximately 9% and 11% of our revenue was derived from our largest customer during each of the three and six months ended June 30, 2017 and 2018, respectively. Our ten largest customers accounted for approximately 34% and 37% of our revenue during the three months ended June 30, 2017 and 2018, respectively, and approximately 33% and 37% for the six months ended June 30, 2017 and 2018, respectively.
We earn revenue primarily by providing services to our customers using our satellite transponder capacity. Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. On-network services are comprised primarily of services delivered on our owned network infrastructure, as well as commitments for third-party capacity, generally long-term in nature, that we integrate and market as part of our owned infrastructure. In the case of third-party services in support of government applications, the commitments for third-party capacity are shorter and matched to the government contracting period, and thus remain classified as off-network services. Off-network services can include transponder services and other satellite-based transmission services, such as mobile satellite services (“MSS”), which are sourced from other operators, often in frequencies not available on our network. Under the category Off-Network and Other Revenues, we also include revenues from consulting and other services.
The following table disaggregates revenue by type of service (in thousands, except percentages):

	Three Months Ended June 30, 2017		Three Months Ended June 30, 2018		Six Months Ended June 30, 2017		Six Months Ended June 30, 2018
On-Network Revenues
Transponder services	$386,170	72%	$392,337	73%	$775,048	72%	$788,034	73%
Managed services	98,629	19%	98,543	18%	199,546	19%	199,225	18%
Channel	1,051	—%	1,132	—%	2,691	—%	2,316	—%
Total on-network revenues	485,850	91%	492,012	92%	977,285	91%	989,575	92%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	34,056	6%	36,647	7%	69,495	7%	71,629	7%
Satellite-related services	13,323	3%	9,055	2%	24,933	2%	20,292	2%
Total off-network and other revenues	47,379	9%	45,702	8%	94,428	9%	91,921	8%
Total	$533,229	100%	$537,714	100%	$1,071,713	100%	$1,081,496	100%
Our revenues for network services, media, government and satellite-related services for the three months ended June 30, 2018 were $198.5 million, $234.2 million, $98.5 million, and $6.5 million, respectively, as compared to $214.9 million, $222.2 million, $86.0 million, and $10.1 million, respectively, for the three months ended June 30, 2017. Revenues for network services, media, government and satellite-related services for the six months ended June 30, 2018 were $397.1 million, $473.5 million, $195.8 million, and $15.1 million, respectively, as compared to $427.8 million, $447.2 million, $177.9 million, and $18.7 million, respectively, for the six months ended June 30, 2017.
Note 15 Related Party Transactions
(a) Shareholders’ Agreements
Certain shareholders of Intelsat Global S.A. entered into shareholders’ agreements on February 4, 2008. The shareholders’ agreements were assigned to Intelsat S.A. by amendments effective as of March 30, 2012. The shareholders’ agreements and the articles of incorporation of Intelsat S.A. provided, among other things, for the governance of Intelsat S.A. and its subsidiaries and provided specific rights to and limitations upon the holders of Intelsat S.A.’s share capital with respect to shares held by such holders. In connection with our initial public offering (the “IPO”) in April 2013, these articles of incorporation and shareholders’ agreements were amended.

(b) Governance Agreement
Prior to the consummation of the IPO, we entered into a governance agreement (as amended, the “Governance Agreement”) with our shareholder affiliated with BC Partners (the “BC Shareholder”), our shareholder affiliated with Silver Lake (the “Silver Lake Shareholder”) and David McGlade, Non-Executive Chairman (collectively with the BC Shareholder and the Silver Lake Shareholder, the “Governance Shareholders”). The Governance Agreement contains provisions relating to the composition of our board of directors and certain other matters.
(c) Indemnification Agreements
We have entered into agreements with our executive officers and directors to provide contractual indemnification in addition to the indemnification provided for in our articles of incorporation.
(d) Horizons Holdings
We have a 50% ownership interest in Horizons Holdings as a result of a joint venture with JSAT (see Note 8(a)—Investments—Horizons Holdings).
(e) Horizons 3 Satellite LLC
We have a 50% ownership interest in Horizons 3 as a result of a joint venture with JSAT (see Note 8(b)—Investments—Horizons 3 Satellite LLC).
(f) Additional BC Shareholder Share Purchase in June 2018
In connection with an offering of common shares by the Company completed in June 2018, the BC Shareholder purchased an additional 2,021,563 shares of Intelsat S.A. at the public offering price of $14.84 per share for approximately $30.0 million in the aggregate.
Note 16 Supplemental Consolidating Financial Information
On April 5, 2011, Intelsat Jackson completed an offering of $1.15 billion aggregate principal amount of its 7.5% Senior Notes due 2021, that are fully and unconditionally guaranteed, jointly and severally, by Intelsat S.A., Intelsat Holdings, Intelsat Investment Holdings S.à r.l. and Intelsat Investments (collectively, the “Parent Guarantors”); Intelsat Luxembourg and certain wholly-owned subsidiaries of Intelsat Jackson (the “Subsidiary Guarantors”). Intelsat Jackson and the Subsidiary Guarantors are indirect wholly-owned subsidiaries of Intelsat S.A.
On April 26, 2012, Intelsat Jackson completed an offering of $1.2 billion aggregate principal amount of its 7.25% Senior Notes due 2020, which are fully and unconditionally guaranteed, jointly and severally, by the Parent Guarantors, Intelsat Luxembourg and the Subsidiary Guarantors.
The tables below present our condensed consolidating balance sheets as of June 30, 2018 and December 31, 2017, and our condensed consolidating statements of operations and cash flows for the three and six months ended June 30, 2018 and June 30, 2017. Investments in Intelsat Jackson’s subsidiaries in the following condensed consolidating financial information are accounted for under the equity method of accounting. Consolidating adjustments include the following:

•	elimination of investment in subsidiaries;

•	elimination of intercompany accounts;

•	elimination of intercompany sales between guarantor and non-guarantor subsidiaries; and

•	elimination of equity in earnings (losses) of subsidiaries.
Effective January 2018, one of our significant operating entities, which was a subsidiary guarantor of the Intelsat Jackson debt, merged with and into Intelsat Jackson. We have presented the results of Intelsat Jackson on a standalone basis in our condensed consolidating financial statements as of June 30, 2018 and December 31, 2017, and for the three and six months ended June 30, 2018 and June 30, 2017. The impact of the merger is only reflected in the condensed consolidating financial statements as of and for the three and six months ended June 30, 2018.

Other comprehensive income for the three months ended June 30, 2017 was $0.7 million, compared to $0.9 million for the three months ended June 30, 2018. Other comprehensive income for the six months ended June 30, 2017 was $2.2 million, compared to $1.5 million for the six months ended June 30, 2018. Other comprehensive income is fully attributable to the Subsidiary Guarantors.

INTELSAT S.A. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEET
AS OF JUNE 30, 2018
(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Envision	Intelsat Connect Finance	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$14,662	$546	$34,311	$40,594	$160,462	$121,944	$71,511	$—	$444,030
Restricted cash	—	—	—	—	16,744	1,916	262	—	18,922
Receivables, net of allowance	3	61	—	4	5,137	191,321	52,271	—	248,797
Contract assets	—	—	—	—	—	32,685	10,044	—	42,729
Prepaid expenses and other current assets	259	—	—	—	196	22,466	8,376	(3,211)	28,086
Intercompany receivables	—	—	—	12,068	1,237,386	—	—	(1,249,454)	—
Total current assets	14,924	607	34,311	52,666	1,419,925	370,332	142,464	(1,252,665)	782,564
Satellites and other property and equipment, net	—	—	—	—	108	5,636,786	82,548	—	5,719,442
Goodwill	—	—	—	—	1,327,265	1,293,362	—	—	2,620,627
Non-amortizable intangible assets	—	—	—	—	44,830	2,408,070	—	—	2,452,900
Amortizable intangible assets, net	—	—	—	—	147,433	182,910	—	—	330,343
Contract assets, net of current portion	—	—	—	—	—	71,216	18,332	—	89,548
Investment in affiliates	(3,012,804)	364,927	(91,936)	(1,073,898)	7,876,886	142,529	—	(4,205,704)	—
Other assets	88	—	570,232	1,418,994	50,658	260,892	109,672	(1,999,494)	411,042
Total assets	$(2,997,792)	$365,534	$512,607	$397,762	$10,867,105	$10,366,097	$353,016	$(7,457,863)	$12,406,466
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$26,498	$34	$2,335	$2,284	$5,228	$100,632	$19,361	$(3,211)	$153,161
Accrued interest payable	653	8,729	—	4,066	242,383	7,548	—	—	263,379
Current portion of long-term debt	—	—	—	—	—	—	—	—	—
Contracts liabilities	—	—	—	—	—	150,303	1,781	—	152,084
Deferred satellite performance incentives	—	—	—	—	—	30,020	—	—	30,020
Other current liabilities	—	—	—	—	—	49,024	1,638	—	50,662
Intercompany payables	369,053	16,544	145,345	—	—	614,111	104,402	(1,249,455)	—
Total current liabilities	396,204	25,307	147,680	6,350	247,611	951,638	127,182	(1,252,666)	649,306
Long-term debt, net of current portion	247,257	3,179,543	—	483,217	11,692,348	—	—	(1,815,737)	13,786,628
Contracts liabilities, net of current portion	—	—	—	—	—	1,135,471	3,147	—	1,138,618

Deferred satellite performance incentives, net of current portion	—	—	—	—	—	225,618	—	—	225,618
Deferred income taxes	—	—	—	—	—	—	10,544	(10,268)	276
Accrued retirement benefits	—	—	—	—	—	181,844	226	—	182,070
Other long-term liabilities	—	67	—	132	1,044	56,221	7,806	(67)	65,203
Shareholders’ equity (deficit):
Common shares	1,367	7,202	—	49	770,243	(609,642)	24	(167,876)	1,367
Other shareholders’ equity (deficit)	(3,642,620)	(2,846,585)	364,927	(91,986)	(1,844,141)	8,424,947	204,087	(4,211,249)	(3,642,620)
Total liabilities and shareholders’ equity (deficit)	$(2,997,792)	$365,534	$512,607	$397,762	$10,867,105	$10,366,097	$353,016	$(7,457,863)	$12,406,466
(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2017
(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Connect Finance	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$1,010	$48,174	$67,822	$77,417	$256,619	$74,173	$—	$525,215
Restricted cash	—	—	—	13,846	1,908	422	—	16,176
Receivables, net of allowance	4	59	—	402	162,072	58,686	—	221,223
Prepaid expenses and other current assets	1,102	—	—	66	47,891	10,404	(2,601)	56,862
Intercompany receivables	—	132,612	13,571	1,752,090	—	—	(1,898,273)	—
Total current assets	2,116	180,845	81,393	1,843,821	468,490	143,685	(1,900,874)	819,476
Satellites and other property and equipment, net	—	—	—	—	5,837,190	86,429	—	5,923,619
Goodwill	—	—	—	—	2,620,627	—	—	2,620,627
Non-amortizable intangible assets	—	—	—	—	2,452,900	—	—	2,452,900
Amortizable intangible assets, net	—	—	—	—	349,584	—	—	349,584
Investment in affiliates	(3,252,586)	(501,466)	(970,929)	9,088,262	179,007	—	(4,542,288)	—
Other assets	90	348	859,513	22,336	319,869	101,187	(859,513)	443,830
Total assets	$(3,250,380)	$(320,273)	$(30,023)	$10,954,419	$12,227,667	$331,301	$(7,302,675)	$12,610,036
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$25,276	$413	$1,878	$676	$110,446	$21,643	$(2,601)	$157,731
Accrued interest payable	—	13,163	4,066	240,022	5,956	—	—	263,207
Current portion of long-term debt	—	96,572	—	—	—	—	—	96,572
Deferred satellite performance incentives	—	—	—	—	25,780	—	—	25,780
Other current liabilities	—	—	—	—	193,221	3,815	—	197,036
Intercompany payables	512,908	—	—	—	1,290,806	94,559	(1,898,273)	—
Total current liabilities	538,184	110,148	5,944	240,698	1,626,209	120,017	(1,900,874)	740,326
Long-term debt, net of current portion	—	3,172,298	464,784	11,684,650	—	—	(1,209,646)	14,112,086
Deferred satellite performance incentives, net of current portion	—	—	—	—	215,352	—	—	215,352
Deferred revenue, net of current portion	—	—	—	—	794,542	165	—	794,707
Deferred income taxes	—	—	—	—	37,890	10,544	—	48,434

Accrued retirement benefits	—	—	—	—	190,857	222	—	191,079
Other long-term liabilities	—	784	716	—	289,812	6,088	(784)	296,616
Shareholders’ equity (deficit):
Common shares	1,196	7,202	—	200	7,346,327	24	(7,353,753)	1,196
Other shareholders’ equity (deficit)	(3,789,760)	(3,610,705)	(501,467)	(971,129)	1,726,678	194,241	3,162,382	(3,789,760)
Total liabilities and shareholders’ equity (deficit)	$(3,250,380)	$(320,273)	$(30,023)	$10,954,419	$12,227,667	$331,301	$(7,302,675)	$12,610,036

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED JUNE 30, 2018
(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Envision	Intelsat Connect Finance	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$8,609	$—	$—	$—	$413,055	$458,198	$125,892	$(468,040)	$537,714
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	—	—	22,197	417,157	105,153	(468,028)	76,479
Selling, general and administrative	2,192	121	2,336	457	2,267	33,321	11,462	(2,291)	49,865
Depreciation and amortization	—	—	—	—	4,136	164,529	4,950	—	173,615
Total operating expenses	2,192	121	2,336	457	28,600	615,007	121,565	(470,319)	299,959
Income (loss) from operations	6,417	(121)	(2,336)	(457)	384,455	(156,809)	4,327	2,279	237,755
Interest expense (income), net	6,263	76,080	(2,316)	(602)	163,783	64,623	22	(4,703)	303,150
Gain on early extinguishment of debt	—	—	—	—	—	—	—	22,085	22,085
Subsidiary income (loss)	(46,892)	313	333	(985)	(221,726)	(1,307)	—	270,264	—
Other income (expense), net	(90)	719		1,173	657	520	(5,025)	(790)	(2,836)
Income (loss) before income taxes	(46,828)	(75,169)	313	333	(397)	(222,219)	(720)	298,541	(46,146)
Provision for (benefit from) income taxes	—	—	—	—	588	(975)	81	—	(306)
Net income (loss)	(46,828)	(75,169)	313	333	(985)	(221,244)	(801)	298,541	(45,840)
Net income attributable to noncontrolling interest	—	—	—	—	—	—	(988)	—	(988)
Net income (loss) attributable to Intelsat S.A.	$(46,828)	$(75,169)	$313	$333	$(985)	$(221,244)	$(1,789)	$298,541	$(46,828)
(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED JUNE 30, 2017
(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Connect Finance	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$5,197	$—	$—	$—	$496,790	$126,068	$(94,826)	$533,229
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	—	—	69,234	105,507	(94,808)	79,933
Selling, general and administrative	6,932	402	748	815	24,474	14,188	(18)	47,541
Depreciation and amortization	—	—	—	—	173,018	4,492	—	177,510
Total operating expenses	6,932	402	748	815	266,726	124,187	(94,826)	304,984
Income (loss) from operations	(1,735)	(402)	(748)	(815)	230,064	1,881	—	228,245
Interest expense (income), net	4,068	76,521	(3,839)	129,206	44,928	668	(3,452)	248,100
Loss on early extinguishment of debt	—	—	—	(48)	—	—	—	(48)
Subsidiary income (loss)	(18,009)	55,463	52,365	181,185	1,775	—	(272,779)	—
Other income (expense), net	17	—	1	1,249	2,550	(2,275)	—	1,542
Income (loss) before income taxes	(23,795)	(21,460)	55,457	52,365	189,461	(1,062)	(269,327)	(18,361)
Provision for income taxes	—	—	—	—	4,437	2	—	4,439
Net income (loss)	(23,795)	(21,460)	55,457	52,365	185,024	(1,064)	(269,327)	(22,800)
Net income attributable to noncontrolling interest	—	—	—	—	—	(995)	—	(995)
Net income (loss) attributable to Intelsat S.A.	$(23,795)	$(21,460)	$55,457	$52,365	$185,024	$(2,059)	$(269,327)	$(23,795)
(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2018
(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Envision	Intelsat Connect Finance	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$12,114	$—	$—	$—	$832,936	$924,541	$251,083	$(939,178)	$1,081,496
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	—	—	40,423	847,658	210,122	(939,154)	159,049
Selling, general and administrative	5,030	135	2,336	862	14,021	65,396	24,670	(2,303)	110,147
Depreciation and amortization	—	—	—	—	8,277	321,903	9,893	—	340,073
Total operating expenses	5,030	135	2,336	862	62,721	1,234,957	244,685	(941,457)	609,269
Income (loss) from operations	7,084	(135)	(2,336)	(862)	770,215	(310,416)	6,398	2,279	472,227
Interest expense (income), net	10,976	152,807	(2,316)	(3,160)	298,592	137,697	—	(8,992)	585,604
Gain on early extinguishment of debt	—	—	—	—	—	—	—	22,149	22,149
Subsidiary income (loss)	(109,598)	9,995	10,015	7,063	(464,774)	1,004	—	546,295	—
Other income (expense), net	(139)	717		655	804	5,281	(4,934)	(789)	1,595
Income (loss) before income taxes	(113,629)	(142,230)	9,995	10,016	7,653	(441,828)	1,464	578,926	(89,633)
Provision for income taxes	—	—	—	—	588	21,006	462	—	22,056
Net income (loss)	(113,629)	(142,230)	9,995	10,016	7,065	(462,834)	1,002	578,926	(111,689)
Net income attributable to noncontrolling interest	—	—	—	—	—	—	(1,940)	—	(1,940)
Net income (loss) attributable to Intelsat S.A.	$(113,629)	$(142,230)	$9,995	$10,016	$7,065	$(462,834)	$(938)	$578,926	$(113,629)
(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2017
(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Connect Finance	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$6,486	$—	$—	$—	$994,184	$264,887	$(193,844)	$1,071,713
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	—	—	140,017	218,693	(193,814)	164,896
Selling, general and administrative	12,318	440	757	1,881	57,001	30,827	1,979	105,203
Depreciation and amortization	—	—	—	—	347,515	9,127	—	356,642
Total operating expenses	12,318	440	757	1,881	544,533	258,647	(191,835)	626,741
Income (loss) from operations	(5,832)	(440)	(757)	(1,881)	449,651	6,240	(2,009)	444,972
Interest expense (income), net	7,434	152,427	(7,825)	258,162	90,682	146	(6,680)	494,346
Gain (loss) on early extinguishment of debt	—	210,327	6	(48)	—	—	(209,829)	456
Subsidiary income (loss)	(45,113)	102,586	95,509	355,168	12,034	—	(520,184)	—
Other income (expense), net	14	—	(3)	432	4,207	(896)	—	3,754
Income (loss) before income taxes	(58,365)	160,046	102,580	95,509	375,210	5,198	(725,342)	(45,164)
Provision for (benefit from) income taxes	—	—	—	—	11,179	99	—	11,278
Net income (loss)	(58,365)	160,046	102,580	95,509	364,031	5,099	(725,342)	(56,442)
Net income attributable to noncontrolling interest	—	—	—	—	—	(1,923)	—	(1,923)
Net income (loss) attributable to Intelsat S.A.	$(58,365)	$160,046	$102,580	$95,509	$364,031	$3,176	$(725,342)	$(58,365)
(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2018
(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Envision	Intelsat Connect Finance	Intelsat Jackson	Jackson Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Cash flows from operating activities:	$5,653	$(146,264)	$(5,457)	$22,341	$250,575	$(16,800)	$23,438	$4,614	$138,100
Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	—	—	—	(114,321)	(6,098)	—	(120,419)
Disbursements for intercompany loans	(150,000)	—	—	—	—	—	—	150,000	—
Investment in subsidiaries	(460,000)	—	—	—	(19,770)	(23,156)	—	502,926	—
Dividend from affiliates	—	195,287	—	145,334	—	14,025	—	(354,646)	—
Purchase of cost method investments	—	—	—	—	—	(8,500)	—	—	(8,500)
Capital contributions to unconsolidated affiliate	—	—	—	—	—	—	(23,239)	—	(23,239)
Proceeds from insurance settlements	—	—	—	—	—	5,709	—	—	5,709
Other proceeds from satellites	—	—	—	—	—	3,750	—	—	3,750
Net cash provided by (used in) investing activities	(610,000)	195,287	—	145,334	(19,770)	(122,493)	(29,337)	298,280	(142,699)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	402,500	—	—	—	—	—	—	—	402,500
Repayments of long-term debt	—	(96,650)	(570,232)	—	—	—	—	(3,028)	(669,910)
Proceeds from stock issuance, net of stock issuance costs	224,250	—	—	—	—	—	—	—	224,250
Debt and stock issuance costs	(11,097)	—	—	—	—	—	—	(1,586)	(12,683)
Capital contribution from parent	—	—	460,000	—	—	19,543	23,383	(502,926)	—
Proceeds from intercompany borrowing	—	—	150,000	—	—	—	—	(150,000)	—
Dividends to shareholders	—	—	—	(195,287)	(145,334)	—	(14,025)	354,646	—
Principal payments on deferred satellite performance incentives	—	—	—	—	—	(13,668)	—	—	(13,668)
Dividends paid to noncontrolling interest	—	—	—	—	—	—	(4,025)	—	(4,025)
Other financing activities	2,485	—	—	384	—	—	—	—	2,869
Net cash provided by (used in) financing activities	618,138	(96,650)	39,768	(194,903)	(145,334)	5,875	5,333	(302,894)	(70,667)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(139)	(1)	—	—	472	(1,249)	(2,256)	—	(3,173)

Net change in cash, cash equivalents and restricted cash	13,652	(47,628)	34,311	(27,228)	85,943	(134,667)	(2,822)	—	(78,439)
Cash, cash equivalents and restricted cash, beginning of period	1,010	48,174	—	67,822	91,263	258,527	74,595	—	541,391
Cash, cash equivalents and restricted cash, end of period	$14,662	$546	$34,311	$40,594	$177,206	$123,860	$71,773	$—	$462,952
Reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidating balance sheets to the total sum of these same amounts shown on the condensed consolidating statements of cash flows:

Cash and cash equivalents	$14,662	$546	$34,311	$40,594	$160,462	$121,944	$71,511	$—	$444,030
Restricted cash	—	—	—	—	16,744	1,916	262	—	18,922
Total cash, cash equivalents and restricted cash reported in the condensed consolidating statements of cash flows	$14,662	$546	$34,311	$40,594	$177,206	$123,860	$71,773	$—	$462,952
(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2017
(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Connect Finance	Intelsat Jackson	Jackson Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Cash flows from operating activities:	$291	$(142,007)	$8,378	$(85,474)	$435,670	$14,299	$(1,998)	$229,159
Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	—	—	(297,719)	(7,546)	—	(305,265)
Disbursements for intercompany loans	—	—	—	—	(603)	—	603	—
Investment in subsidiaries	—	(7,144)	—	(39,787)	(16,550)	—	63,481	—
Dividend from affiliates	—	139,454	139,454	200,000	9,720	—	(488,628)	—
Preferred dividend from affiliate	—	—	—	8,724	—	—	(8,724)	—
Purchase of cost method investments	—	—	—	—	(16,000)	—	—	(16,000)
Capital contributions to unconsolidated affiliates	—	—	—	—	—	(16,195)	—	(16,195)
Proceeds from insurance settlements	—	—	—	—	1,547	—	—	1,547
Net cash provided by (used in) investing activities	—	132,310	139,454	168,937	(319,605)	(23,741)	(433,268)	(335,913)
Cash flows from financing activities:
Proceeds from intercompany borrowing	—	—	—	—	—	603	(603)	—
Payments on debt exchange	—	—	(14)	—	—	—	—	(14)
Dividends paid to preferred shareholders	—	—	—	—	(8,724)	—	8,724	—
Other payments for satellites	—	—	—	—	(18,333)	—	—	(18,333)
Capital contribution from parent	—	—	7,144	—	33,287	23,050	(63,481)	—
Dividends to shareholders	—	—	(139,454)	(139,454)	(200,000)	(9,720)	488,628	—
Principal payments on deferred satellite performance incentives	—	—	—	—	(10,657)	—	—	(10,657)
Dividends paid to noncontrolling interest	—	—	—	—	—	(4,720)	—	(4,720)
Other financing activities	142	(2,002)	414	(51)	—	—	2,000	503
Net cash provided by (used in) financing activities	142	(2,002)	(131,910)	(139,505)	(204,427)	9,213	435,268	(33,221)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	15	—	(3)	(4)	1,106	(263)	(2)	849
Net change in cash, cash equivalents, and restricted cash	448	(11,699)	15,919	(56,046)	(87,256)	(492)	—	(139,126)
Cash, cash equivalents, and restricted cash, beginning of period	552	59,752	29,985	80,886	414,339	80,510	—	666,024
Cash, cash equivalents, and restricted cash, end of period	$1,000	$48,053	$45,904	$24,840	$327,083	$80,018	$—	$526,898

Reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidating balance sheets to the total sum of these same amounts shown on the condensed consolidating statements of cash flows:

Cash and cash equivalents	$1,000	$48,053	$45,904	$8,831	$325,275	$79,780	$—	$508,843
Restricted cash	—	—	—	16,009	1,808	238	—	18,055
Total cash, cash equivalents and restricted cash reported in the condensed consolidating statements of cash flows	$1,000	$48,053	$45,904	$24,840	$327,083	$80,018	$—	$526,898
(Certain totals may not add due to the effects of rounding)

Item 2.    Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion should be read in conjunction with our unaudited condensed consolidated financial statements and their notes included elsewhere in this Quarterly Report. See “Forward-Looking Statements” for a discussion of factors that could cause our future financial condition and results of operations to be different from those discussed below.
Overview
We operate one of the world’s largest satellite services businesses, providing a critical layer in the global communications infrastructure.
We provide diversified communications services to the world’s leading media companies, fixed and wireless telecommunications operators, data networking service providers for enterprise and mobile applications in the air and on the seas, multinational corporations and ISPs. We are also the leading provider of commercial satellite capacity to the U.S. government and other select military organizations and their contractors.
Our customers use our Global Network for a broad range of applications, from global distribution of content for media companies to providing the transmission layer for commercial aeronautical consumer broadband connectivity, to enabling essential network backbones for telecommunications providers in high-growth emerging regions.
Our network solutions are a critical component of our customers’ infrastructures and business models. Generally, our customers need the specialized connectivity that satellites provide so long as they are in business or pursuing their mission. In recent years, mobility services providers have contracted for services on our fleet that support broadband connections for passengers on commercial flights and cruise ships, connectivity that in some cases is only available through our network. In addition, our satellite neighborhoods provide our media customers with efficient and reliable broadcast distribution that maximizes audience reach, a technical and economic benefit that is difficult for terrestrial services to match. In developing regions, our satellite solutions often provide higher reliability than is available from local terrestrial telecommunications services and allow our customers to reach geographies that they would otherwise be unable to serve.

Results of Operations
Three Months Ended June 30, 2017 and 2018
The following table sets forth our comparative statements of operations for the periods shown with the increase (decrease) and percentage changes, except those deemed not meaningful (“NM”), between the periods presented (in thousands, except percentages):

			Three Months Ended June 30, 2017 Compared to Three Months Ended June 30, 2018
	Three Months Ended June 30, 2017	Three Months Ended June 30, 2018	Increase (Decrease)	Percentage Change
Revenue	$533,229	$537,714	$4,485	1%
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	79,933	76,479	(3,454)	(4)
Selling, general and administrative	47,541	49,865	2,324	5
Depreciation and amortization	177,510	173,615	(3,895)	(2)
Total operating expenses	304,984	299,959	(5,025)	(2)
Income from operations	228,245	237,755	9,510	4
Interest expense, net	248,100	303,150	55,050	22
Gain (loss) on early extinguishment of debt	(48)	22,085	22,133	NM
Other income (expense), net	1,542	(2,836)	(4,378)	NM
Loss before income taxes	(18,361)	(46,146)	(27,785)	NM
Provision for (benefit from) income taxes	4,439	(306)	(4,745)	NM
Net loss	(22,800)	(45,840)	(23,040)	NM
Net income attributable to noncontrolling interest	(995)	(988)	7	(1)
Net loss attributable to Intelsat S.A.	$(23,795)	$(46,828)	$(23,033)	97
Revenue
We earn revenue primarily by providing services to our customers using our satellite transponder capacity. Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. On-network services are comprised primarily of services delivered on our owned network infrastructure, as well as commitments for third-party capacity, generally long-term in nature, which we integrate and market as part of our owned infrastructure. In the case of third-party services in support of government applications, the commitments for third-party capacity are shorter and matched to the government contracting period, and thus remain classified as off-network services. Off-network services can include transponder services and other satellite-based transmission services, such as mobile satellite services (“MSS”), which are sourced from other operators, often in frequencies not available on our network. Under the category Off-Network and Other Revenues, we also include revenues from consulting and other services.
In the first quarter of 2018, we adopted the provisions of the Financial Accounting Standards Board ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). As a result of the adoption of ASC 606, total revenue for the three months ended June 30, 2018 reflects adjustments of $25.1 million related to the significant financing components identified in our customer contracts, ($0.3) million related to the multi-product components, and $0.3 million related to contract modifications.

The following table sets forth our comparative revenue by service type, with Off-Network and Other Revenues shown separately from On-Network Revenues, for the periods shown (in thousands, except percentages):

		Three Months Ended June 30, 2018
	Three Months Ended June 30, 2017	Revenues Without the Adoption of ASC 606	ASC 606 Adjustments	Revenues After the Adoption of ASC 606	Increase (Decrease) With Adoption of ASC 606	Percentage Change With Adoption of ASC 606	Increase (Decrease) Without Adoption of ASC 606	Percentage Change Without Adoption of ASC 606
On-Network Revenues
Transponder services	$386,170	$368,563	$23,774	$392,337	$6,167	2%	$(17,607)	(5)%
Managed services	98,629	96,855	1,688	98,543	(86)	—	(1,774)	(2)
Channel	1,051	1,132	—	1,132	81	8	81	8
Total on-network revenues	485,850	466,550	25,462	492,012	6,162	1	(19,300)	(4)
Off-Network and Other Revenues
Transponder, MSS and other off-network services	34,056	37,001	(354)	36,647	2,591	8	2,945	9
Satellite-related services	13,323	8,989	66	9,055	(4,268)	(32)	(4,334)	(33)
Total off-network and other revenues	47,379	45,990	(288)	45,702	(1,677)	(4)	(1,389)	(3)
Total	$533,229	$512,540	$25,174	$537,714	$4,485	1%	$(20,689)	(4)%
Total revenue for the three months ended June 30, 2018 increased by $4.5 million, or 1%, as compared to the three months ended June 30, 2017. Excluding the impact of ASC 606 adjustments, total revenue for the three months ended June 30, 2018 decreased by $20.7 million, or 4%, as compared to the three months ended June 30, 2017. By service type, our revenues increased or decreased due to the following:
On-Network Revenues:

•
Transponder services—an aggregate increase of $6.2 million, of which $23.8 million is attributable to ASC 606 adjustments. Excluding the impact of ASC 606 adjustments, the resulting decrease of $17.6 million is primarily due to an $8.5 million net decrease in revenue from network services customers and a $7.8 million decrease in revenue from media customers. The decrease in network services revenue was mainly due to declines for wide-beam wireless infrastructure and enterprise services due to non-renewals and renewals at lower pricing largely in the Latin America, Europe, and Asia-Pacific regions. These declines were partially offset by increases for maritime and aeronautical mobility applications. The decrease in media revenue resulted primarily from non-renewals from certain customers in the North America region, a contractual credit provided to a customer, and fewer collections from cash-basis customers in the second quarter of 2018 as compared to the prior year period.

•
Managed services—an aggregate decrease of $0.1 million, inclusive of an increase of $1.7 million attributable to ASC 606 adjustments. Excluding the impact of ASC 606 adjustments, the resulting decrease of $1.8 million is primarily due to a decrease of $3.2 million in revenue from network services customers relating in part to point-to-point trunking applications which are switching to fiber alternatives, and a decrease of $1.2 million in revenue from our government customers, partially offset by an increase of $2.9 million in revenue from media customers for managed video solutions.

•	Channel—an aggregate increase of $0.1 million, remaining effectively unchanged from the prior year period.
Off-Network and Other Revenues:

•
Transponder, MSS and other off-network services—an aggregate increase of $2.6 million, inclusive of a decrease of $0.4 million attributable to ASC 606 adjustments. Excluding the impact of ASC 606 adjustments, the resulting increase of $2.9 million primarily reflects increased revenue from support provided to government customers.

•
Satellite-related services—an aggregate decrease of $4.3 million, inclusive of an increase of $0.1 million attributable to ASC 606 adjustments. The decline reflects decreased revenues from professional services supporting third-party satellites and government customers.

Operating Expenses
Direct Costs of Revenue (Excluding Depreciation and Amortization)
Direct costs of revenue decreased by $3.5 million, or 4%, to $76.5 million for the three months ended June 30, 2018, as compared to the three months ended June 30, 2017. The decrease was primarily due to the following:

•	a decrease of $2.0 million largely due to lower third-party costs for off-network services; and

•	a decrease of $2.0 million primarily driven by lower expenses related to ground network enhancements for our media business; partially offset by

•	an increase of $0.6 million in license and fees.
Selling, General and Administrative
Selling, general and administrative expenses increased by $2.3 million, or 5%, to $49.9 million for the three months ended June 30, 2018, as compared to the three months ended June 30, 2017. The increase was primarily due to the following:

•	an increase of $8.4 million in bad debt expense primarily due to settlement of a delinquent account in 2017; partially offset by

•	a decrease of $4.5 million in professional fees largely due to our liability management initiatives in 2017 and 2018; and

•	a decrease of $1.9 million in staff-related expenses mainly due to share-based compensation.
Depreciation and Amortization
Depreciation and amortization expense decreased by $3.9 million, or 2%, to $173.6 million for the three months ended June 30, 2018, as compared to the three months ended June 30, 2017. Significant items impacting depreciation and amortization included:

•	a decrease of $22.3 million in depreciation expense due to the timing of certain satellites becoming fully depreciated; and

•
a decrease of $0.9 million in amortization expense primarily due to changes in the pattern of consumption of amortizable intangible assets, as these assets primarily include acquired backlog, which relates to contracts covering varying periods that expire over time, and acquired customer relationships, for which the value diminishes over time; partially offset by

•	an increase of $14.7 million in depreciation expense resulting from the impact of satellites placed in service; and

•	an increase of $4.2 million in depreciation expense due to the impact of certain ground segment assets placed in service.
Interest Expense, Net
Interest expense, net consists of gross interest expense we incur together with gains and losses on interest rate cap contracts (which reflect the change in their fair value), offset by interest income earned and the amount of interest we capitalize related to assets under construction. As of June 30, 2018, we held interest rate cap contracts with an aggregate notional amount of $2.4 billion to mitigate the risk of interest rate increases on the floating-rate term loans under our senior secured credit facilities. The caps have not been designated as hedges for accounting purposes.
Interest expense, net increased by $55.1 million, or 22%, to $303.2 million for the three months ended June 30, 2018, as compared to the three months ended June 30, 2017. The increase in interest expense, net was principally due to the following:

•	an increase of $28.9 million related to the significant financing component identified in customer contracts in accordance with ASC 606;

•	an increase of $23.9 million primarily driven by our new debt issuances and amendments with higher interest rates, partially offset by certain debt repurchases and exchanges in 2017 and 2018; and

•	an increase of $9.3 million from lower capitalized interest primarily resulting from decreased levels of satellites and related assets under construction; partially offset by

•	a decrease of $6.9 million corresponding to the increase in fair value of the interest rate cap contracts.
The non-cash portion of total interest expense, net was $35.0 million for the three months ended June 30, 2018. The non-cash interest expense was primarily due to the amortization of deferred financing fees, amortization and accretion of discounts and premiums, and interest expense related to the significant financing component identified in customer contracts as well as the gain offset from the increase in fair value of the interest rate cap contracts we hold.

Gain (Loss) on Early Extinguishment of Debt
Gain on early extinguishment of debt was $22.1 million for the three months ended June 30, 2018, as compared to a nominal loss for the three months ended June 30, 2017. The gain of $22.1 million consisted of the difference between the carrying value of debt repurchased (see—Liquidity and Capital Resources—Long-Term Debt) and the total cash amount paid (including related fees and expenses), together with a write-off of unamortized debt issuance costs.
Other Income (expense), Net
Other expense, net was $2.8 million for the three months ended June 30, 2018, as compared to other income, net of $1.5 million for the three months ended June 30, 2017. The variance of $4.4 million was primarily due to a $4.5 million increase in foreign currency loss related to our business conducted in Brazilian reais.
Provision for (benefit from) Income Taxes
Our income tax expense decreased by $4.7 million to an income tax benefit of $0.3 million for the three months ended June 30, 2018, as compared to the three months ended June 30, 2017. The decrease was principally due to lower income in the three months ended June 30, 2018.
Cash paid for income taxes, net of refunds, totaled $37.8 million and $2.5 million for the three months ended June 30, 2018 and 2017, respectively.
Net Loss Attributable to Intelsat S.A.
Net loss attributable to Intelsat S.A. was $46.8 million for the three months ended June 30, 2018, as compared to net loss attributable to Intelsat S.A. of $23.8 million for the three months ended June 30, 2017. The change reflects the various items discussed above.
Six Months Ended June 30, 2017 and 2018
The following table sets forth our comparative statements of income for the periods shown with the increase (decrease) and percentage changes, except those deemed not meaningful (“NM”), between the periods presented (in thousands, except percentages):

			Six Months Ended June 30, 2017 Compared to Six Months Ended June 30, 2018
	Six Months Ended June 30, 2017	Six Months Ended June 30, 2018	Increase (Decrease)	Percentage Change
Revenue	$1,071,713	$1,081,496	$9,783	1%
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	164,896	159,049	(5,847)	(4)
Selling, general and administrative	105,203	110,147	4,944	5
Depreciation and amortization	356,642	340,073	(16,569)	(5)
Total operating expenses	626,741	609,269	(17,472)	(3)
Income from operations	444,972	472,227	27,255	6
Interest expense, net	494,346	585,604	91,258	18
Gain on early extinguishment of debt	456	22,149	21,693	NM
Other income, net	3,754	1,595	(2,159)	(58)
Loss before income taxes	(45,164)	(89,633)	(44,469)	98
Provision for income taxes	11,278	22,056	10,778	96
Net loss	(56,442)	(111,689)	(55,247)	98
Net income attributable to noncontrolling interest	(1,923)	(1,940)	(17)	1
Net loss attributable to Intelsat S.A.	$(58,365)	$(113,629)	$(55,264)	95

Revenue
As a result of the adoption of ASC 606, total revenue for the six months ended June 30, 2018 reflects adjustments of $50.3 million related to the significant financing components identified in our customer contracts, ($0.6) million related to the multi-product components, and $0.5 million related to contract modifications.

The following table sets forth our comparative revenue by service type, with Off-Network and Other Revenues shown separately from On-Network Revenues, for the periods shown (in thousands, except percentages):

		Six Months Ended June 30, 2018
	Six Months Ended June 30, 2017	Revenues Without the Adoption of ASC 606	ASC 606 Adjustments	Revenues After the Adoption of ASC 606	Increase (Decrease) With Adoption of ASC 606	Percentage Change With Adoption of ASC 606	Increase (Decrease) Without Adoption of ASC 606	Percentage Change Without Adoption of ASC 606
On-Network Revenues
Transponder services	$775,048	$740,501	$47,533	$788,034	$12,986	2%	$(34,547)	(4)%
Managed services	199,546	195,835	3,390	199,225	(321)	—	(3,711)	(2)
Channel	2,691	2,316	—	2,316	(375)	(14)	(375)	(14)
Total on-network revenues	977,285	938,652	50,923	989,575	12,290	1	(38,633)	(4)
Off-Network and Other Revenues
Transponder, MSS and other off-network services	69,495	72,432	(803)	71,629	2,134	3	2,937	4
Satellite-related services	24,933	20,226	66	20,292	(4,641)	(19)	(4,707)	(19)
Total off-network and other revenues	94,428	92,658	(737)	91,921	(2,507)	(3)	(1,770)	(2)
Total	1,071,713	1,031,310	50,186	1,081,496	9,783	1%	(40,403)	(4)%
Total revenue for the six months ended June 30, 2018 increased by $9.8 million, or 1%, as compared to the six months ended June 30, 2017. Excluding the impact of ASC 606 adjustments, total revenue for the six months ended June 30, 2018 decreased by $40.4 million, or 4%, as compared to the six months ended June 30, 2017. By service type, our revenues increased or decreased due to the following:
On-Network Revenues:

•
Transponder services—an aggregate increase of $13.0 million, of which $47.5 million is attributable to ASC 606 adjustments. Excluding the impact of ASC 606 adjustments, the resulting decrease of $34.5 million was primarily due to an $18.9 million net decrease in revenue from network services customers and a $13.1 million decrease from media customers. The decrease in network services revenue was mainly due to declines for wide-beam wireless infrastructure and enterprise services due to non-renewals and renewals at lower pricing largely in the Latin America and Europe regions. The declines were partially offset by increases for maritime and aeronautical mobility applications. The decrease in media revenue was mainly due to non-renewals and pricing declines for certain customers in the North America region, fewer collections from cash basis customers in 2018 as compared to 2017 and a non-recurring termination payment received in 2017 with no comparable amount in 2018.

•
Managed services—an aggregate decrease of $0.3 million, inclusive of an increase of $3.4 million attributable to ASC 606 adjustments. Excluding the impact of ASC 606 adjustments, the resulting decrease of $3.7 million was largely due to a decrease of $6.8 million from network services customers relating in part to point-to-point trunking applications which are switching to fiber alternatives, and a decrease of $5.5 million in revenue from our government customers largely for managed network applications in connection with a previously disclosed termination of a maritime contract. These declines were partially offset by an increase of $4.5 million in revenue from media customers for managed video solutions and a $4.2 million increase in revenue from network services customers largely related to maritime and aeronautical mobility applications.

•
Channel—an aggregate decrease of $0.4 million related to a continued decline due to the migration of international point-to-point satellite traffic to fiber optic cable, a trend we expect will continue.

Off-Network and Other Revenues:

•
Transponder, MSS and other off-network services—an aggregate increase of $2.1 million, inclusive of a decrease of $0.8 million attributable to ASC 606 adjustments. Excluding the impact of ASC 606 adjustments, the resulting increase of $2.9 million was primarily due to increases in revenue from third-party applications in support of government and media customers, partially offset by declines from government applications in connection with a previously disclosed termination of a maritime contract.

•
Satellite-related services—an aggregate decrease of $4.6 million, inclusive of an increase of $0.1 million attributable to ASC 606 adjustments. Excluding the impact of ASC 606 adjustments, the resulting decrease of $4.7 million reflects decreased revenues from professional services supporting third-party satellites and government customers.

Operating Expenses
Direct Costs of Revenue (Excluding Depreciation and Amortization)
Direct costs of revenue decreased by $5.8 million, or 4%, to $159.0 million for the six months ended June 30, 2018, as compared to the six months ended June 30, 2017. The decrease was primarily due to the following:

•	a decrease of $2.3 million primarily driven by lower expenses related to ground network enhancements for our media business;

•	a decrease of $1.7 million in satellite-related insurance costs; and

•	a decrease of $0.9 million largely due to lower third-party costs for off-network services.
Selling, General and Administrative
Selling, general and administrative expenses increased by $4.9 million, or 5%, to $110.1 million for the six months ended June 30, 2018, as compared to the six months ended June 30, 2017. The increase was primarily due to the following:

•	an increase of $10.0 million in bad debt expense primarily due to settlement of a delinquent account in 2017; and

•	an increase of $0.9 million in professional fees largely due to our liability management initiatives in 2018; partially offset by

•	a decrease of $6.0 million in staff-related expenses mainly due to share-based compensation.
Depreciation and Amortization
Depreciation and amortization expense decreased by $16.6 million, or 5%, to $340.1 million for the six months ended June 30, 2018, as compared to the six months ended June 30, 2017. Significant items impacting depreciation and amortization included:

•	a decrease of $44.3 million in depreciation expense due to the timing of certain satellites becoming fully depreciated; and

•
a decrease of $1.9 million in amortization expense primarily due to changes in the pattern of consumption of amortizable intangible assets, as these assets primarily include acquired backlog, which relates to contracts covering varying periods that expire over time, and acquired customer relationships, for which the value diminishes over time; partially offset by

•	an increase of $22.1 million in depreciation expense resulting from the impact of satellites placed in service; and

•	an increase of $7.0 million in depreciation expense due to the impact of certain ground segment assets placed in service.
Interest Expense, Net
Interest expense, net increased by $91.3 million, or 18%, to $585.6 million for the six months ended June 30, 2018, as compared to the six months ended June 30, 2017. The increase in interest expense, net was principally due to:

•	an increase of $58.4 million related to the significant financing component identified in customer contracts in accordance with ASC 606;

•
an increase of $48.6 million in interest expense primarily driven by our new debt issuances and amendments with higher interest rates, partially offset by certain debt repurchases and exchanges in 2017 and 2018; and

•	an increase of $13.5 million from lower capitalized interest, primarily resulting from decreased levels of satellites and related assets under construction; partially offset by

•	a decrease of $28.5 million corresponding to the increase in fair value of the interest rate cap contracts.
The non-cash portion of total interest expense, net was $55.1 million for the six months ended June 30, 2018. The non-cash interest expense was primarily due to the amortization of deferred financing fees, amortization and accretion of discounts and premiums, and interest expense related to the significant financing component identified in customer contracts as well as the gain offset from the increase in fair value of the interest rate cap contracts we hold.
Gain on Early Extinguishment of Debt
Gain on early extinguishment of debt was $22.1 million for the six months ended June 30, 2018, compared to $0.5 million for the six months ended June 30, 2017. The gain of $22.1 million consisted of the difference between the carrying value of debt repurchased (see—Liquidity and Capital Resources—Long-Term Debt) and the total cash amount paid (including related fees and expenses), together with a write-off of unamortized debt issuance costs.
Other Income, Net
Other income, net was $1.6 million for the six months ended June 30, 2018, as compared to $3.8 million for the six months ended June 30, 2017. The variance of $2.2 million was primarily due to a $4.7 million increase in foreign currency loss related to our business conducted in Brazilian reais, partially offset by a $3.1 million increase in other income related to leased service activities.
Provision for Income Taxes
Our income tax expense increased by $10.8 million to $22.1 million for the six months ended June 30, 2018, as compared to the six months ended June 30, 2017. The increase was principally due to additional tax expense for our U.S. subsidiaries as a result of the U.S. Tax Cuts and Jobs Act which was enacted on December 22, 2017.
Cash paid for income taxes, net of refunds, totaled $40.0 million and $19.0 million for the six months ended June 30, 2018 and 2017, respectively.
Net Loss Attributable to Intelsat S.A.
Net loss attributable to Intelsat S.A. was $113.6 million for the six months ended June 30, 2018, as compared to net loss attributable to Intelsat S.A. of $58.4 million for the six months ended June 30, 2017. The change reflects the various items discussed above.
EBITDA
EBITDA consists of earnings before net interest, loss (gain) on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. Accordingly, we consider loss (gain) on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the fixed satellite services sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

A reconciliation of net loss to EBITDA for the periods shown is as follows (in thousands):

	Three Months Ended June 30, 2017	Three Months Ended June 30, 2018	Six Months Ended June 30, 2017	Six Months Ended June 30, 2018
Net loss	$(22,800)	$(45,840)	$(56,442)	$(111,689)
Add (Subtract):
Interest expense, net(1)	248,100	303,150	494,346	585,604
Loss (gain) on early extinguishment of debt	48	(22,085)	(456)	(22,149)
Provision for (benefit from) income taxes(2)	4,439	(306)	11,278	22,056
Depreciation and amortization	177,510	173,615	356,642	340,073
EBITDA	407,297	408,534	805,368	813,895
Effect of ASC 606 adoption(3)	—	(25,097)	—	(51,487)
EBITDA excluding ASC 606 adoption effect	$407,297	$383,437	$805,368	$762,408

(1)
Interest expense, net for the three and six months ended June 30, 2018 includes $28,854 and $58,333, respectively, related to the significant financing component identified in customer contracts in accordance with ASC 606.

(2)	Includes a provision of $954 for the three months ended June 30, 2018 and a benefit of $990 for the six months ended June 30, 2018 related to the adoption of ASC 606.

(3)
Includes $25,174 and $50,186 of revenue relating to the significant financing, multi-product, and contract modification components identified in customer contracts for the three and six months ended June 30, 2018, respectively, operating expense adjustments of $711 and $2,089 for the three and six months ended June 30, 2018, respectively, and adjustments of $788 to other income (expense), net for each of the three and six months ended June 30, 2018, in accordance with the adoption of ASC 606.

Adjusted EBITDA
In addition to EBITDA, we calculate a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA of Intelsat S.A. as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table and related footnotes below. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, such as impairments of asset value and other non-recurring items, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.
Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) determined in accordance with U.S. GAAP, as an indicator of our operating performance, as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

A reconciliation of net loss to EBITDA and EBITDA to Adjusted EBITDA is as follows (in thousands):

	Three Months Ended June 30, 2017	Three Months Ended June 30, 2018	Six Months Ended June 30, 2017	Six Months Ended June 30, 2018
Net loss	$(22,800)	$(45,840)	$(56,442)	$(111,689)
Add (Subtract):
Interest expense, net(1)	248,100	303,150	494,346	585,604
Loss (gain) on early extinguishment of debt	48	(22,085)	(456)	(22,149)
Provision for (benefit from) income taxes(2)	4,439	(306)	11,278	22,056
Depreciation and amortization	177,510	173,615	356,642	340,073
EBITDA	407,297	408,534	805,368	813,895
Add:
Compensation and benefits(3)	4,453	1,574	9,354	2,877
Non-recurring and other non-cash items(4)	6,166	5,507	13,032	17,483
Adjusted EBITDA	417,916	415,615	827,754	834,255
Effect of ASC 606 adoption(5)	—	(25,097)	—	(51,487)
Adjusted EBITDA excluding ASC 606 adoption effect	$417,916	$390,518	$827,754	$782,768

(1)
Interest expense, net for the three and six months ended June 30, 2018 includes $28,854 and $58,333, respectively, related to the significant financing component identified in customer contracts in accordance with ASC 606.

(2)	Includes a provision of $954 for the three months ended June 30, 2018 and a benefit of $990 for the six months ended June 30, 2018 related to the adoption of ASC 606.

(3)	Reflects non-cash expenses incurred relating to our equity compensation plans.

(4)
Reflects certain non-recurring gains and losses and non-cash items, including the following: professional fees related to our liability and tax management initiatives; costs associated with our C-band spectrum solution proposal; severance, retention and relocation payments; and other various non-recurring expenses. These costs were partially offset by non-cash income related to the recognition of deferred revenue on a straight-line basis for certain prepaid capacity service contracts.

(5)
Includes $25,174 and $50,186 of revenue relating to the significant financing, multi-product, and contract modification components identified in customer contracts for the three and six months ended June 30, 2018, respectively, operating expense adjustments of $711 and $2,089 for the three and six months ended June 30, 2018, respectively, and adjustments of $788 to other income (expense), net for each of the three and six months ended June 30, 2018, in accordance with the adoption of ASC 606.

B. Liquidity and Capital Resources
Overview
We are a highly leveraged company and our contractual obligations, commitments and debt service requirements over the next several years are significant. At June 30, 2018, the aggregate principal amount of our debt outstanding not held by affiliates was $14.2 billion. Our interest expense, net for the three and six months ended June 30, 2018 was $303.2 million and $585.6 million, respectively, which included $35.0 million and $55.1 million of non-cash interest expense, respectively. We also expect to make significant capital expenditures in 2018 and future years, as set forth below in—Capital Expenditures.
Our primary source of liquidity is and will continue to be cash generated from operations, as well as existing cash. At June 30, 2018, cash, cash equivalents and restricted cash were approximately $463.0 million.
We currently expect to use cash on hand, cash flows from operations, and refinancing of our third-party debt to fund our most significant cash outlays, including debt service requirements and capital expenditures, in the next twelve months and beyond, and expect such sources to be sufficient to fund our requirements over that time and beyond. In past years, our cash flows from operations and cash on hand have been sufficient to fund interest obligations ($870.4 million and $915.6 million for the years ended December 31, 2016 and 2017, respectively) and significant capital expenditures ($714.6 million and $461.6 million in 2016 and 2017, respectively). Our total capital expenditures are expected to range from $300 million to $350 million in 2018, $325 million to $400 million in 2019, and $300 million to $400 million in 2020. However, an inability to generate sufficient cash flow to satisfy our debt service obligations or to refinance our obligations on commercially reasonable terms would have an adverse effect on our business, financial position, results of operations and cash flows, as well as on our and our subsidiaries’ ability to satisfy their obligations in respect of their respective debt. We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants, and make payments on our indebtedness. We also continually evaluate ways to simplify our capital structure and opportunistically extend our maturities and reduce our costs of debt. In addition, we may from time to time retain any future earnings or use cash to purchase, repay, redeem or retire any of our outstanding debt securities in privately negotiated or open market transactions, by tender offer or otherwise.
Cash Flow Items
Our cash flows consisted of the following for the periods shown (in thousands):

	Six Months Ended June 30, 2017	Six Months Ended June 30, 2018
Net cash provided by operating activities	$229,159	$138,100
Net cash used in investing activities	(335,913)	(142,699)
Net cash used in financing activities	(33,221)	(70,667)
Net change in cash, cash equivalents and restricted cash	(139,126)	(78,439)
Net Cash Provided by Operating Activities
Net cash provided by operating activities decreased by $91.1 million to $138.1 million for the six months ended June 30, 2018 as compared to the six months ended June 30, 2017. The decrease was due to a $141.4 million decrease in net income and changes in non-cash items, partially offset by a $50.3 million increase from changes in operating assets and liabilities. The primary drivers of the increase in operating assets and liabilities were higher inflows related to timing of payments of accounts payable and higher inflows related to deferred revenue, partially offset by lower inflows from receivables.
Net Cash Used in Investing Activities
Net cash used in investing activities decreased by $193.2 million to $142.7 million during the six months ended June 30, 2018 as compared to the six months ended June 30, 2017. The decrease was primarily due to lower capital expenditures.
Net Cash Used in Financing Activities
Net cash used in financing activities increased by $37.4 million to $70.7 million during the six months ended June 30, 2018, as compared to the six months ended June 30, 2017. The increase was primarily due to the following transactions in the second quarter of 2018: the repurchase of $599.6 million aggregate principal amount of Intelsat Luxembourg's 7.75% Senior Notes due June 2021 by Intelsat Envision in the second quarter of 2018 and the repayment of $96.7 million aggregate principal amount of Intelsat Luxembourg's 6.75% Senior Notes due June 2018 (the "2018 Luxembourg Notes") for a net cash redemption of $670.0 million. These were partially offset by the net proceeds received from the offering of $402.5 million aggregate principal amount of Intelsat S.A.’s newly issued 4.5% Convertible Senior Notes due 2025 and $224.3 million of net proceeds received from the offering of Intelsat S.A. common shares.
Restricted Cash
As of June 30, 2018, $18.9 million of cash was legally restricted, being held as a compensating balance for certain outstanding letters of credit.
Long-Term Debt
Intelsat Jackson Senior Secured Credit Agreement
On January 12, 2011, Intelsat Jackson entered into a secured credit agreement (the “Intelsat Jackson Secured Credit Agreement”), which included a $3.25 billion term loan facility and a $500.0 million revolving credit facility, and borrowed the full $3.25 billion under the term loan facility. The term loan facility required regularly scheduled quarterly payments of principal equal to 0.25% of the original principal amount of the term loan beginning six months after January 12, 2011, with the remaining unpaid amount due and payable at maturity.
On October 3, 2012, Intelsat Jackson entered into an Amendment and Joinder Agreement (the “Jackson Credit Agreement Amendment”), which amended the Intelsat Jackson Secured Credit Agreement. As a result of the Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the revolving credit facility were reduced. In April 2013, our corporate family rating was upgraded by Moody’s, and as a result, the interest rate for the borrowing under the term loan facility and revolving credit facility were further reduced to LIBOR plus 3.00% or the Above Bank Rate (“ABR”) plus 2.00%.
On November 27, 2013, Intelsat Jackson entered into a Second Amendment and Joinder Agreement (the “Second Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Second Jackson Credit Agreement Amendment reduced interest rates for borrowings under the term loan facility and extended the maturity of the term loan facility. In addition, it reduced the interest rate applicable to $450 million of the $500 million total revolving credit facility and extended the maturity of such portion. As a result of the Second Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the new tranche of the revolving credit facility were (i) LIBOR plus 2.75%, or (ii) the ABR plus 1.75%. The LIBOR and the ABR, plus applicable margins, related to the term loan facility and the new tranche of the revolving credit facility were determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Second Jackson Credit Agreement Amendment, and the LIBOR was not to be less than 1.00% per annum. The maturity date of the term loan facility was extended from April 2, 2018 to June 30, 2019 and the maturity of the new $450 million tranche of the revolving credit facility was extended from January 12, 2016 to July 12, 2017. The interest rates and maturity date applicable to the $50 million tranche of the revolving credit facility that was not amended did not change. The Second Jackson Credit Agreement Amendment further removed the requirement for regularly scheduled quarterly principal payments under the term loan facility.
In June 2017, Intelsat Jackson terminated all remaining commitments under its revolving credit facility.
On November 27, 2017, Intelsat Jackson entered into a Third Amendment and Joinder Agreement (the “Third Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Third Jackson Credit Agreement Amendment extended the maturity date of $2.0 billion of the existing B-2 Tranche of term loans (the “B-3 Tranche Term Loans”), to November 27, 2023, subject to springing maturity in the event that certain series of Intelsat Jackson’s senior notes are not refinanced prior to the dates specified in the Third Jackson Credit Agreement Amendment. The B-3 Tranche Term Loans have an applicable interest rate margin of 3.75% for LIBOR loans and 2.75% for base rate loans (at Intelsat Jackson’s election as applicable). The B-3 Tranche Term Loans are subject to a prepayment premium of 1.00% of the principal amount for any voluntary prepayment of, or amendment or modification in respect of, the B-3 Tranche Term Loans prior to November 27, 2018 in connection with prepayments, amendments or modifications that have the effect of reducing the applicable interest rate margin on the B-3 Tranche Term Loans, subject to certain exceptions. The Third Jackson Credit Agreement Amendment also (i) added a provision requiring that, beginning with the fiscal year ending December 31, 2018, Intelsat Jackson apply a certain percentage of its Excess Cash Flow (as defined in the Third Jackson Credit Agreement Amendment), if any, after operational needs for each fiscal year towards the repayment of outstanding term loans, subject to certain deductions, (ii) amended the most-favored nation provision with respect to the incurrence of certain indebtedness by Intelsat Jackson and its restricted subsidiaries, and (iii) amended the covenant limiting the ability of Intelsat Jackson to make certain dividends, distributions and other restricted payments to its shareholders based on its leverage level at that time.
On December 12, 2017, Intelsat Jackson further amended the Intelsat Jackson Secured Credit Agreement by entering into a Fourth Amendment and Joinder Agreement (the “Fourth Jackson Credit Agreement Amendment”), which, among other things, (i) permitted Intelsat Jackson to establish one or more series of additional incremental term loan tranches if the proceeds thereof are used to refinance an existing tranche of term loans, and (ii) added a most-favored nation provision applicable to the B-3 Tranche Term Loans for further extensions of the existing B-2 Tranche Term Loans under certain circumstances.
On January 2, 2018, Intelsat Jackson entered into a Fifth Amendment and Joinder Agreement (the “Fifth Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Fifth Jackson Credit Agreement Amendment refinanced the remaining $1.095 billion B-2 Tranche Term Loans, through the creation of (i) a new incremental floating rate tranche of term loans with a principal amount of $395.0 million (the “B-4 Tranche Term Loans”), and (ii) a new incremental fixed rate tranche of term loans with a principal amount of $700.0 million (the “B-5 Tranche Term Loans”). The maturity date of both the B-4 Tranche Term Loans and the B-5 Tranche Term Loans is January 2, 2024, subject to springing maturity in the event that certain series of Intelsat Jackson’s senior notes are not refinanced or repaid prior to the dates specified in the Fifth Jackson Credit Agreement Amendment. The B-4 Tranche Term Loans have an applicable interest rate margin of 4.50% per annum for LIBOR loans and 3.50% per annum for base rate loans (at Intelsat Jackson’s election as applicable). We entered into interest rate cap contracts in December 2017 and amended them in May 2018 to mitigate the risk of interest rate increases on the B-4 Tranche Term Loans. The B-5 Tranche Term Loans have an interest rate of 6.625% per annum. The Fifth Jackson Credit Agreement Amendment also specified make-whole and prepayment premiums applicable to the B-4 Tranche Term Loans and the B-5 Tranche Term Loans at various dates.
Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are guaranteed by ICF and certain of Intelsat Jackson’s subsidiaries. Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are secured by a first priority security interest in substantially all of the assets of Intelsat Jackson and the guarantors party thereto, to the extent legally permissible and subject to certain agreed exceptions, and by a pledge of the equity interests of the subsidiary guarantors and the direct subsidiaries of each guarantor, subject to certain exceptions, including exceptions for equity interests in certain non-U.S. subsidiaries, existing contractual prohibitions and prohibitions under other legal requirements.
The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio equal to or less than 3.50 to 1.00 at the end of each fiscal quarter, as well as a consolidated EBITDA to consolidated interest expense ratio equal to or greater than 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement. Intelsat Jackson was in compliance with these financial maintenance covenant ratios with a consolidated secured debt to consolidated EBITDA ratio of 2.86 to 1.00 and a consolidated EBITDA to consolidated interest expense ratio of 1.88 to 1.00 as of June 30, 2018.
2018 Debt and Capital Markets Transactions
January 2018 Intelsat Jackson Senior Secured Credit Agreement Amendment
In January 2018, Intelsat Jackson entered into an amendment of the Intelsat Jackson Senior Secured Credit Agreement. See-Intelsat Jackson Senior Secured Credit Agreement above.
March/May 2018 ICF Tender Offer for Intelsat Luxembourg Notes and Redemption
In March 2018, ICF commenced a cash tender offer to purchase any and all of the outstanding aggregate principal amount of the 2018 Luxembourg Notes. ICF purchased a total of $31.2 million aggregate principal amount of the 2018 Luxembourg Notes at par value in March 2018 and April 2018. On May 2, 2018, pursuant to a previously issued notice of redemption, Intelsat Luxembourg redeemed $46.0 million aggregate principal amount of the 2018 Luxembourg Notes at par value together with accrued and unpaid interest thereon.
Intelsat S.A. Senior Convertible Notes Offering and Common Shares Offering
On June 14, 2018, we completed an offering of 15,498,652 Intelsat S.A. common shares, nominal value $0.01 per share (the “Common Shares”), at a public offering price of $14.84 per common share. On June 18, 2018, we completed an offering of $402.5 million aggregate principal amount of our newly issued 4.5% Convertible Senior Notes due 2025 (the “2025 Convertible Notes”). These notes are guaranteed by a direct subsidiary of Intelsat Luxembourg, Intelsat Envision. The net proceeds from the Common Shares offering and 2025 Convertible Notes offering were used to repurchase approximately $600 million aggregate principal amount of Intelsat Luxembourg’s 7.75% Senior Notes due 2021 (the “2021 Luxembourg Notes”) in privately negotiated transactions with individual holders in June 2018. We intend to use the remaining net proceeds of the Common Shares offering and 2025 Convertible Notes offering for further repurchases of 2021 Luxembourg Notes and for other general corporate purposes, which may include repurchases of other tranches of debt of Intelsat S.A.’s subsidiaries.
Contracted Backlog
We have historically had, and currently have, a substantial contracted backlog, which provides some assurance regarding our future revenue expectations. Contracted backlog is our expected future revenue under customer contracts, and includes both cancelable and non-cancelable contracts. Approximately 88% of our total contracted backlog as of June 30, 2018 related to contracts that were non-cancelable and approximately 11% related to contracts that were cancelable subject to substantial termination fees. In certain cases of breach for non-payment or customer bankruptcy, we may not be able to recover the full value of certain contracts or termination fees. Our contracted backlog as of June 30, 2018 was approximately $8.7 billion after the adoption of ASC 606 and $7.5 billion excluding the impact of the adoption of ASC 606. This backlog is linked to future cash flow visibility and reduces the volatility of our net cash provided by operating activities.
Capital Expenditures
Our capital expenditures depend on our business strategies and reflect our commercial responses to opportunities and trends in our industry. Our actual capital expenditures may differ from our expected capital expenditures if, among other things, we enter into any currently unplanned strategic transactions. Levels of capital spending from one year to the next are also influenced by the nature of the satellite life cycle and by the capital-intensive nature of the satellite industry. For example, we incur significant capital expenditures during the years in which satellites are under construction. We typically procure a new satellite within a timeframe that would allow the satellite to be deployed at least one year prior to the end of the service life of the satellite to be replaced. As a result, we frequently experience significant variances in our capital expenditures from year to year. Our total capital expenditures are expected to range from $300 million to $350 million in 2018, $325 million to $400 million in 2019, and $300 million to $400 million in 2020.

Capital expenditure guidance for 2018 through 2020 assumes investment in seven satellites, three of which are in the design and manufacturing phase or recently launched. The remaining four satellites are replacement satellites, for which manufacturing contracts have not yet been signed.
Payments for satellites and other property and equipment during the six months ended June 30, 2018 were $120.4 million. We intend to fund our capital expenditure requirements through cash on hand and cash provided from operating activities.
Off-Balance Sheet Arrangements
We have a revenue sharing agreement with JSAT International, Inc. (“JSAT”) related to services sold on the Horizons Holdings satellites. We are responsible for billing and collection for such services and we remit 50% of the revenue, less applicable fees and commissions, to JSAT.
Disclosures about Market Risk
See Item 3—Quantitative and Qualitative Disclosures About Market Risk.
Recently Issued Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, on a modified retrospective basis with early adoption allowed. In July 2018, the FASB issued ASU 2018-10 Codification Improvements to Topic 842, Leases and ASU 2018-11 Targeted Improvements, which amend and clarify aspects of the guidance issued in ASU 2016-02. The effective date and transition requirements for ASU 2018-10 and ASU 2018-11 will be the same as the effective date and transition requirements in ASU 2016-02. We have formed an implementation team and are in the process of evaluating the impact that the ASUs will have on our consolidated financial statements and associated disclosures.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which changes how companies measure and recognize credit impairment for any financial assets. The standard will require companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of the standard. ASU 2016-13 is effective for interim and annual periods beginning after December 15, 2019 for public business entities that are SEC filers, on a modified retrospective basis. Early adoption is permitted for interim and annual periods beginning after December 15, 2018. We are in the process of evaluating the impact that ASU 2016-13 will have on our consolidated financial statements and associated disclosures.
In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which is intended to simplify the subsequent measurement of goodwill. The amendments in ASU 2017-04 modify the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. An entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities, as if that reporting unit had been acquired in a business combination. ASU 2017-04 will be effective for interim and annual goodwill impairment tests in fiscal years beginning after December 15, 2019 for public business entities, on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. When adopted, we will measure impairment using the difference between the carrying amount and the fair value of the reporting unit, if required.
In February 2018, the FASB issued ASU 2018-02, Income Statement — Reporting Comprehensive Income (Topic 220), which allows for an optional reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the U.S. Tax Cuts and Jobs Act. Consequently, the amendments eliminated the stranded tax effects resulting from the U.S. Tax Cuts and Jobs Act for those entities that elect the optional reclassification. The amendments in this update will also require certain disclosures about stranded tax effects. ASU 2018-02 is effective for all entities for interim and annual periods beginning after December 15, 2018. We are in the process of evaluating the impact that ASU 2018-02 will have on our consolidated financial statements and associated disclosures.
Item 3.    Quantitative and Qualitative Disclosures About Market Risk
We are primarily exposed to the market risk associated with unfavorable movements in interest rates and foreign currencies. The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes in those factors. We do not purchase or hold any derivative financial instruments for speculative purposes.

Interest Rate Risk
The satellite communications industry is a capital intensive, technology driven business. We are subject to interest rate risk primarily associated with our borrowings. Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Specific risks include the risk of increasing interest rates on short-term debt, for planned new fixed-rate long-term financings, and for planned refinancings using long-term fixed-rate debt.

Excluding the impact of our outstanding interest rate cap contracts, approximately 79% of our debt, or $11.4 billion principal amount was fixed-rate debt as of December 31, 2017. As of June 30, 2018, our fixed-rate debt increased to approximately 83%, or $11.8 billion. We also perform interest rate sensitivity analyses on our variable-rate debt. While our variable-rate debt may impact earnings and cash flows as interest rates change, it is not subject to changes in fair values. Based on the level of fixed-rate debt outstanding at June 30, 2018, a 100 basis point decrease in market rates would result in an increase in fair value of this fixed-rate debt of approximately $430.0 million. These analyses indicate that a 100 basis point increase in interest rates would have an annual impact of approximately $24.0 million on our condensed consolidated statements of operations and cash flows as of June 30, 2018.
As of June 30, 2018, we held interest rate cap contracts with an aggregate notional amount of $2.4 billion which mature in February 2021. These contracts were entered into to mitigate our risk of interest rate increases on the floating rate term loans under our senior secured credit facilities. If LIBOR exceeds 1.89% prior to the 3 year expiration date of the cap contracts, the Company will receive the resulting increase in interest payment required to the term loan holders from the counterparties to the arrangement.
These interest rate cap contracts have not been designated for hedge accounting treatment in accordance with the Derivatives and Hedging topic of the FASB ASC, as amended and interpreted, and the changes in fair value of these instruments are recognized in earnings during the period of change.
Foreign Currency Risk
We do not currently use material foreign currency derivatives to hedge our foreign currency exposures. There have been no material changes to our foreign currency exposures as discussed in our Annual Report on Form 20-F for the year ended December 31, 2017.

PART II. OTHER INFORMATION

Item 1.    Legal Proceedings
We are subject to litigation in the ordinary course of business, but management does not believe that the resolution of any pending proceedings would have a material adverse effect on our financial position or results of operations.

Item 1A.    Risk Factors
Other than the risk factors set forth below, no material changes in the risks related to our business have occurred since we filed our Annual Report on Form 20-F for the year ended December 31, 2017.
We can provide no assurance as to the likelihood of the FCC’s acceptance of the various facets of our C-band Joint Use Proposal, or as to the actual timing of a final ruling. In addition, even if a final ruling were to be issued that adopted our proposal, we can provide no assurances as to our ability to effectuate sales of the spectrum or the amount we would receive for such sales. Furthermore, there are a number of technical challenges to making C-band spectrum available.
On October 2, 2017, Intelsat and Intel Corporation submitted a proposal to the Federal Communications Commission (“FCC”) regarding enabling joint use of 3.7-4.2 GHz C-band spectrum in the United States by fixed satellite services operators and terrestrial mobile services providers (the “C-band Joint Use Proposal”). The FCC issued a Notice of Proposed Rule Making (“NPRM”) in July 2018 that included aspects of our proposal. Our C-band Joint Use Proposal was not the only proposal that was included in the NPRM. The NPRM is now subject to industry comment. To the extent the FCC does not ultimately accept our proposal, the benefits to Intelsat of the C-band spectrum could be materially limited. Furthermore, while we believe that there is potential for a final order to be issued by the FCC in 2019, assuming access to C-band spectrum remains a priority for the FCC, we can provide no assurances as to the actual timing of a final ruling. All of these matters are in the control of the FCC.
Even if a final ruling were to be issued that adopted our proposal, we can provide no assurances as to our ability to effectuate sales of the spectrum or the amount we would receive in such sales. Our ability to obtain value for spectrum would be dependent on market forces that we cannot control or predict.
There are a number of technical challenges to making C-band spectrum available if a NPRM or a final ruling were to be issued. The technical solutions could include moving services and customers to another portion of the licensed C-band spectrum, implementing filters, relocating ground antennas or other technical solutions which may result in significant cost to incumbent satellite operators.

Item 2.    Unregistered Sales of Equity Securities and Use of Proceeds
None.

Item 3.    Defaults upon Senior Securities
None.

Item 4.    Mine Safety Disclosures
None.

Item 5.    Other Information
None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT S.A.

Date: July 31, 2018	By	/S/ STEPHEN SPENGLER
Stephen Spengler
Chief Executive Officer

Date: July 31, 2018	By	/S/ JACQUES KERREST
Jacques Kerrest
Executive Vice President and Chief Financial Officer